UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: October 29, 2021

UBS AG

Commission File Number: 1-15060

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the Third Quarter 2021 Report of UBS AG, which appears immediately following this page.

UBS AG

Third quarter 2021  report

3	Introduction

1.	Risk and capital management
8	Risk management and control
9	Capital management

2.	Consolidated financial statements
17	UBS AG interim consolidated financial statements (unaudited)

Appendix
62	Alternative performance measures
65	Abbreviations frequently used in our financial reports
67	Information sources
68	Cautionary statement

Corporate calendar UBS AG

Publication of the Annual Report 2021:                          Monday, 7 March 2022
Publication of the first quarter 2022 report:                    Friday, 29 April 2022

Publication dates of future quarterly and annual reports and results are made available as part of the corporate calendar of UBS AG at ubs.com/investors

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Imprint

Publisher: UBS AG, Zurich, Switzerland | ubs.com
Language: English

© UBS 2021. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Third quarter 2021  report

UBS AG consolidated key figures

UBS AG consolidated key figures
	As of or for the quarter ended				As of or year-to-date
USD million, except where indicated	30.9.21	30.6.21	31.12.20	30.9.20	30.9.21	30.9.20
Results
Operating income	9,224	9,071	8,220	9,038	27,130	24,559
Operating expenses	6,512	6,589	6,324	6,560	19,785	18,757
Operating profit / (loss) before tax	2,712	2,481	1,896	2,478	7,345	5,802
Net profit / (loss) attributable to shareholders	2,154	1,913	1,563	2,018	5,777	4,632
Profitability and growth
Return on equity (%)	15.3	13.6	10.9	14.3	13.6	11.0
Return on tangible equity (%)	17.3	15.3	12.2	16.1	15.3	12.4
Return on common equity tier 1 capital (%)	21.1	19.4	16.3	21.2	19.5	16.8
Return on risk-weighted assets, gross (%)	12.5	12.5	11.7	12.9	12.4	12.0
Return on leverage ratio denominator, gross (%)[1]	3.5	3.5	3.3	3.7	3.5	3.5
Cost / income ratio (%)	70.7	73.3	76.3	71.9	73.3	74.5
Net profit growth (%)	6.8	60.3	151.3	108.5	24.7	38.6
Resources
Total assets	1,088,246	1,085,861	1,125,327	1,064,621	1,088,246	1,064,621
Equity attributable to shareholders	57,085	55,361	57,754	57,461	57,085	57,461
Common equity tier 1 capital[2]	41,356	40,190	38,181	38,652	41,356	38,652
Risk-weighted assets[2]	299,612	290,470	286,743	281,442	299,612	281,442
Common equity tier 1 capital ratio (%)[2]	13.8	13.8	13.3	13.7	13.8	13.7
Going concern capital ratio (%)[2]	18.5	19.1	18.3	18.8	18.5	18.8
Total loss-absorbing capacity ratio (%)[2]	32.6	34.6	34.2	34.2	32.6	34.2
Leverage ratio denominator[1,2]	1,044,438	1,039,375	1,036,771	994,015	1,044,438	994,015
Common equity tier 1 leverage ratio (%)[1,2]	3.96	3.87	3.68	3.89	3.96	3.89
Going concern leverage ratio (%)[1,2]	5.3	5.3	5.1	5.3	5.3	5.3
Total loss-absorbing capacity leverage ratio (%)[2]	9.4	9.7	9.5	9.7	9.4	9.7
Other
Invested assets (USD billion)[3]	4,432	4,485	4,187	3,807	4,432	3,807
Personnel (full-time equivalents)	47,293	47,227	47,546	47,584	47,293	47,584

1 Leverage ratio denominators and leverage ratios for the respective periods in 2020 do not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Regulatory and legal developments” section of our Annual Report 2020 for more information.    2 Based on the Swiss systemically relevant bank framework as of 1 January 2020. Refer to the “Capital management” section of this report for more information.    3 Consists of invested assets for Global Wealth Management, Asset Management and Personal & Corporate Banking. Refer to “Note 32 Invested assets and net new money” in the “Consolidated financial statements” section of our Annual Report 2020 for more information.

Alternative performance measures

An alternative performance measure (an APM) is a financial measure of historical or future financial performance, financial position or cash flows other than a financial measure defined or specified in the applicable recognized accounting standards or in other applicable regulations. We report a number of APMs in our external reports (annual, quarterly and other reports). We use APMs to provide a more complete picture of our operating performance and to reflect management’s view of the fundamental drivers of our business results. A definition of each APM, the method used to calculate it and the information content are presented under “Alternative performance measures” in the appendix to this report. Our APMs may qualify as non-GAAP measures as defined by US Securities and Exchange Commission (SEC) regulations.

Introduction

Overview

UBS Group AG is the holding company for the UBS Group and the parent company of UBS AG. UBS Group AG holds 100% of the issued shares in UBS AG. Financial information for UBS AG consolidated does not differ materially from that for UBS Group AG consolidated.

This report includes risk and capital management information for UBS AG consolidated and the interim consolidated financial statements for the quarter ended 30 September 2021. Regulatory information for UBS AG standalone is provided in the 30 September 2021 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors.

›    Refer to the UBS Group third quarter 2021 report, available under “Quarterly reporting” at ubs.com/investors,  for more information

Comparison between UBS Group AG consolidated and UBS AG consolidated

The table on the following page contains a comparison of selected financial and capital information between UBS Group AG consolidated and UBS AG consolidated.

The accounting policies applied under International Financial Reporting Standards (IFRS) to both the UBS Group AG and the UBS AG consolidated financial statements are identical. However, there are certain scope and presentation differences as noted below.

–     Assets, liabilities, operating income, operating expenses and operating profit before tax relating to UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG, are reflected in the consolidated financial statements of UBS Group AG but not in those of UBS AG. UBS AG’s assets, liabilities, operating income and operating expenses related to transactions with UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG and other shared services subsidiaries, are not subject to elimination in the consolidated financial statements of UBS AG, but are eliminated in the consolidated financial statements of UBS Group AG. UBS Business Solutions AG and other shared services subsidiaries of UBS Group AG charge other legal entities within the UBS AG consolidation scope for services provided, including a markup on costs incurred.

–     The equity of UBS Group AG consolidated was USD 3.1 billion higher than the equity of UBS AG consolidated as of 30 September 2021. This difference was mainly driven by higher dividends paid by UBS AG to UBS Group AG compared with the dividend distributions of UBS Group AG, as well as higher retained earnings in the consolidated financial statements of UBS Group AG, largely related to the aforementioned markup charged by shared services subsidiaries of UBS Group AG to other legal entities in the UBS AG scope of consolidation. In addition, UBS Group AG is the grantor of the majority of the compensation plans of the Group and recognizes share premium for equity-settled awards granted. These effects were partly offset by treasury shares acquired and canceled as part of our share repurchase programs and those held to hedge share delivery obligations associated with Group compensation plans, as well as additional share premium recognized at the UBS AG consolidated level related to the establishment of UBS Group AG and UBS Business Solutions AG, a wholly owned subsidiary of UBS Group AG.

–     The going concern capital of UBS Group AG consolidated was USD 5.0 billion higher than the going concern capital of UBS AG consolidated as of 30 September 2021, reflecting higher common equity tier 1 (CET1) capital of USD 3.7 billion and going concern loss-absorbing additional tier 1 (AT1) capital of USD 1.4 billion.

–     The CET1 capital of UBS Group AG consolidated was USD 3.7 billion higher than that of UBS AG consolidated as of 30 September 2021. The higher CET1 capital of UBS Group AG consolidated was primarily due to higher UBS Group AG consolidated IFRS equity of USD 3.1 billion, as described above, and lower UBS Group AG accruals for future capital returns to shareholders, partly offset by compensation-related regulatory capital accruals at the UBS Group AG level.

–     The going concern loss-absorbing AT1 capital of UBS Group AG consolidated was USD 1.4 billion higher than that of UBS AG consolidated as of 30 September 2021, mainly reflecting deferred contingent capital plan awards granted at the Group level to eligible employees for the performance years 2016 to 2020, partly offset by two loss-absorbing AT1 capital instruments on-lent by UBS Group AG to UBS AG.

›    Refer to “Holding company and significant regulated subsidiaries and sub-groups” under “Complementary financial information” at ubs.com/investors  for an illustration of the consolidation scope differences between UBS AG and UBS Group AG

›    Refer to the “Capital management” section of this report for more information about differences in the loss-absorbing capacity between UBS Group AG consolidated and UBS AG consolidated

Introduction

Comparison between UBS Group AG consolidated and UBS AG consolidated
	As of or for the quarter ended 30.9.21
USD million, except where indicated	UBS Group AG consolidated	UBS AG consolidated	Difference (absolute)

Income statement
Operating income	9,128	9,224	(95)
Operating expenses	6,264	6,512	(248)
Operating profit / (loss) before tax	2,865	2,712	152
of which: Global Wealth Management	1,516	1,500	16
of which: Personal & Corporate Banking	478	479	(1)
of which: Asset Management	214	214	0
of which: Investment Bank	837	833	4
of which: Group Functions	(180)	(314)	134
Net profit / (loss)	2,289	2,163	125
of which: net profit / (loss) attributable to shareholders	2,279	2,154	125
of which: net profit / (loss) attributable to non-controlling interests	9	9	0

Statement of comprehensive income
Other comprehensive income	(610)	(598)	(12)
of which: attributable to shareholders	(596)	(584)	(12)
of which: attributable to non-controlling interests	(14)	(14)	0
Total comprehensive income	1,678	1,565	113
of which: attributable to shareholders	1,683	1,570	113
of which: attributable to non-controlling interests	(5)	(5)	0

Balance sheet
Total assets	1,088,773	1,088,246	528
Total liabilities	1,028,221	1,030,828	(2,607)
Total equity	60,552	57,418	3,134
of which: equity attributable to shareholders	60,219	57,085	3,134
of which: equity attributable to non-controlling interests	333	333	0

Capital information
Common equity tier 1 capital	45,022	41,356	3,665
Going concern capital	60,369	55,334	5,035
Risk-weighted assets	302,426	299,612	2,814
Common equity tier 1 capital ratio (%)	14.9	13.8	1.1
Going concern capital ratio (%)	20.0	18.5	1.5
Total loss-absorbing capacity ratio (%)	34.0	32.6	1.4
Leverage ratio denominator[1]	1,044,916	1,044,438	479
Common equity tier 1 leverage ratio (%)[1]	4.31	3.96	0.35
Going concern leverage ratio (%)[1]	5.8	5.3	0.5
Total loss-absorbing capacity leverage ratio (%)	9.8	9.4	0.5

1 Leverage ratio denominators and leverage ratios for 31 December 2020 do not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Regulatory and legal developments” section of our Annual Report 2020 for more information.

As of or for the quarter ended 30.6.21			As of or for the quarter ended 31.12.20
UBS Group AG consolidated	UBS AG consolidated	Difference (absolute)	UBS Group AG consolidated	UBS AG consolidated	Difference (absolute)

8,976	9,071	(94)	8,117	8,220	(103)
6,384	6,589	(206)	6,132	6,324	(192)
2,593	2,481	111	1,985	1,896	89
1,294	1,273	21	864	855	9
498	496	2	353	353	(1)
255	254	1	401	401	0
668	655	14	529	528	1
(124)	(197)	73	(161)	(241)	79
2,012	1,919	93	1,645	1,572	73
2,006	1,913	93	1,636	1,563	73
6	6	0	9	9	0

591	592	(1)	83	54	29
576	578	(1)	65	36	29
14	14	0	18	18	0
2,602	2,510	92	1,728	1,626	102
2,582	2,491	92	1,701	1,599	102
20	20	0	27	27	0

1,086,519	1,085,861	658	1,125,765	1,125,327	438
1,027,469	1,030,216	(2,746)	1,066,000	1,067,254	(1,254)
59,050	55,645	3,405	59,765	58,073	1,691
58,765	55,361	3,405	59,445	57,754	1,691
284	284	0	319	319	0

42,583	40,190	2,393	39,890	38,181	1,709
59,188	55,398	3,790	56,178	52,610	3,567
293,277	290,470	2,807	289,101	286,743	2,358
14.5	13.8	0.7	13.8	13.3	0.5
20.2	19.1	1.1	19.4	18.3	1.1
35.6	34.6	1.0	35.2	34.2	1.0
1,039,939	1,039,375	564	1,037,150	1,036,771	379
4.09	3.87	0.23	3.85	3.68	0.16
5.7	5.3	0.4	5.4	5.1	0.3
10.0	9.7	0.4	9.8	9.5	0.3

Risk and capital management

Management report

Risk management and control

Risk management and control

UBS AG consolidated risk profile

The risk profile of UBS AG consolidated does not differ materially from that of UBS Group AG consolidated and the risk information provided in the UBS Group third quarter 2021 report is equally applicable to UBS AG consolidated.

The credit risk profile of UBS AG consolidated differs from that of UBS Group AG consolidated primarily in relation to receivables of UBS AG and UBS Switzerland AG from UBS Group AG. The total banking products exposure of UBS AG consolidated as of 30 September 2021 was USD 1.3 billion, or 0.2%, higher than the exposure of UBS Group, compared with USD 1.2 billion, or 0.2%, as of 30 June 2021.

›    Refer to the “Risk management and control” section of the UBS Group third quarter 2021 report for more information

Capital management

Going and gone concern requirements and information

UBS is considered a systemically relevant bank (an SRB) under Swiss banking law and, on a consolidated basis, both UBS Group AG and UBS AG are required to comply with regulations based on the Basel III framework as applicable for Swiss SRBs.

The Swiss SRB framework and requirements applicable to UBS AG consolidated are consistent with those applicable to UBS Group AG consolidated and are described in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2020.

The applicable market share add-on requirements as of 30 September 2021 were 0.72% for risk-weighted asset (RWA) and 0.25% for leverage ratio denominator (LRD) purposes. These add-ons were increased by 0.36% for RWA and 0.125% for LRD in the third quarter of 2021, reflecting an increase in UBS’s market share in the Swiss credit business to more than 17%. The applicable LRD add-on requirements remained unchanged at 0.72% for RWA and 0.25% for LRD purposes, as our Group LRD remained within the same add-on bucket.

Additionally, based on the actions we completed up to December 2020 to improve resolvability, FINMA granted an increase of the rebate on the gone concern requirement from 47.5% to 55.0% of the maximum rebate, effective from 1 July 2021. The capital benefit from this higher rebate is offset by the aforementioned increase in market share add-on requirements and a lower usage of low-trigger tier 2 capital instruments to fulfill gone concern requirements, as one of the instruments ceased to be eligible in the third quarter of 2021 as it had less than one year to maturity.

UBS AG is subject to going and gone concern requirements on a standalone basis. Capital and other regulatory information for UBS AG standalone is provided under “Holding company and significant regulated subsidiaries and sub-groups” at ubs.com/investors and in the 30 September 2021 Pillar 3 report, which is available under “Pillar 3 disclosures” at ubs.com/investors.

The table on the next page provides the RWA- and LRD-based requirements and information as of 30 September 2021 for UBS AG consolidated.

Capital management

Swiss SRB going and gone concern requirements and information
As of 30.9.21	RWA		LRD
USD million, except where indicated	in %		in %
Required going concern capital
Total going concern capital	14.32[1]	42,907	5.00[1]	52,222
Common equity tier 1 capital	10.02	30,024	3.50[2]	36,555
of which: minimum capital	4.50	13,483	1.50	15,667
of which: buffer capital	5.50	16,479	2.00	20,889
of which: countercyclical buffer	0.02	62
Maximum additional tier 1 capital	4.30	12,883	1.50	15,667
of which: additional tier 1 capital	3.50	10,486	1.50	15,667
of which: additional tier 1 buffer capital	0.80	2,397

Eligible going concern capital
Total going concern capital	18.47	55,334	5.30	55,334
Common equity tier 1 capital	13.80	41,356	3.96	41,356
Total loss-absorbing additional tier 1 capital[3]	4.67	13,978	1.34	13,978
of which: high-trigger loss-absorbing additional tier 1 capital	3.84	11,509	1.10	11,509
of which: low-trigger loss-absorbing additional tier 1 capital	0.82	2,469	0.24	2,469

Required gone concern capital[4]
Total gone concern loss-absorbing capacity[5]	10.73	32,145	3.77	39,415
of which: base requirement	12.86	38,530	4.50	47,000
of which: additional requirement for market share and LRD[6]	1.44	4,314	0.50	5,222
of which: applicable reduction on requirements	(3.57)	(10,699)	(1.23)	(12,807)
of which: rebate granted (equivalent to 55% of maximum rebate)	(3.14)	(9,393)	(1.10)	(11,489)
of which: reduction for usage of low-trigger tier 2 capital instruments	(0.44)	(1,307)	(0.13)	(1,318)

Eligible gone concern capital
Total gone concern loss-absorbing capacity	14.16	42,428	4.06	42,428
Total tier 2 capital	1.06	3,185	0.30	3,185
of which: low-trigger loss-absorbing tier 2 capital	0.88	2,638	0.25	2,638
of which: non-Basel III-compliant tier 2 capital	0.18	548	0.05	548
TLAC-eligible senior unsecured debt	13.10	39,242	3.76	39,242

Total loss-absorbing capacity
Required total loss-absorbing capacity	25.05	75,052	8.77	91,637
Eligible total loss-absorbing capacity	32.63	97,762	9.36	97,762

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		299,612
Leverage ratio denominator				1,044,438

1 Includes applicable add-ons of 1.44% for RWA and 0.50% for LRD.    2 Our minimum CET1 leverage ratio requirement of 3.5% consists of a 1.5% base requirement, a 1.5% base buffer capital requirement, a 0.25% LRD add-on requirement and a 0.25% market share add-on requirement based on our Swiss credit business.    3 The relevant capital instruments were issued after the new Swiss SRB framework had been implemented and qualify as going concern capital at the UBS AG consolidated level, as agreed with FINMA.    4 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.    5 The gone concern requirement after the application of the rebate for resolvability measures and the reduction for the use of higher quality capital instruments is floored at 8.6% and 3% for the RWA- and LRD-based requirements, respectively. This means that the combined reduction may not exceed 5.7 percentage points for the RWA-based requirement of 14.3% and 2.0 percentage points for the LRD-based requirement of 5.0%.    6 A higher add-on requirement for market share was applied in the third quarter of 2021, of which 0.72% was applied for RWA and 0.25% for LRD.

Swiss SRB going and gone concern information
USD million, except where indicated	30.9.21	30.6.21	31.12.20

Eligible going concern capital
Total going concern capital	55,334	55,398	52,610
Total tier 1 capital	55,334	55,398	52,610
Common equity tier 1 capital	41,356	40,190	38,181
Total loss-absorbing additional tier 1 capital	13,978	15,208	14,430
of which: high-trigger loss-absorbing additional tier 1 capital	11,509	12,702	11,854
of which: low-trigger loss-absorbing additional tier 1 capital[1]	2,469	2,506	2,575

Eligible gone concern capital
Total gone concern loss-absorbing capacity	42,428	45,110	45,545
Total tier 2 capital	3,185	5,232	7,744
of which: low-trigger loss-absorbing tier 2 capital	2,638	4,686	7,201
of which: non-Basel III-compliant tier 2 capital	548	547	543
TLAC-eligible senior unsecured debt	39,242	39,878	37,801

Total loss-absorbing capacity
Total loss-absorbing capacity	97,762	100,508	98,155

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	299,612	290,470	286,743
Leverage ratio denominator	1,044,438	1,039,375	1,036,771[2]

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	18.5	19.1	18.3
of which: common equity tier 1 capital ratio	13.8	13.8	13.3
Gone concern loss-absorbing capacity ratio	14.2	15.5	15.9
Total loss-absorbing capacity ratio	32.6	34.6	34.2

Leverage ratios (%)[2]
Going concern leverage ratio	5.3	5.3	5.1
of which: common equity tier 1 leverage ratio	3.96	3.87	3.68
Gone concern leverage ratio	4.1	4.3	4.4
Total loss-absorbing capacity leverage ratio	9.4	9.7	9.5

1 The relevant capital instruments were issued after the new Swiss SRB framework had been implemented and qualify as going concern capital of UBS AG, as agreed with FINMA.    2 The leverage ratio denominator (LRD) and leverage ratios for 31 December 2020 do not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to “UBS AG consolidated total loss-absorbing capacity and leverage ratio information” in the “Capital, liquidity and funding, and balance sheet” section of the combined UBS Group AG and UBS AG Annual Report 2020, available under “Annual reporting” at ubs.com/investors, for more information.

Capital management

UBS Group AG vs UBS AG consolidated loss-absorbing capacity and leverage ratio information

Swiss SRB going and gone concern information
As of 30.9.21
USD million, except where indicated	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference

Eligible going concern capital
Total going concern capital	60,369	55,334	5,035
Total tier 1 capital	60,369	55,334	5,035
Common equity tier 1 capital	45,022	41,356	3,665
Total loss-absorbing additional tier 1 capital	15,347	13,978	1,369
of which: high-trigger loss-absorbing additional tier 1 capital	12,874	11,509	1,365
of which: low-trigger loss-absorbing additional tier 1 capital	2,473	2,469	4

Eligible gone concern capital
Total gone concern loss-absorbing capacity	42,428	42,428	0
Total tier 2 capital	3,185	3,185	0
of which: low-trigger loss-absorbing tier 2 capital	2,638	2,638	0
of which: non-Basel III-compliant tier 2 capital	548	548	0
TLAC-eligible senior unsecured debt	39,242	39,242	0

Total loss-absorbing capacity
Total loss-absorbing capacity	102,796	97,762	5,035

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	302,426	299,612	2,814
Leverage ratio denominator	1,044,916	1,044,438	479

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	20.0	18.5	1.5
of which: common equity tier 1 capital ratio	14.9	13.8	1.1
Gone concern loss-absorbing capacity ratio	14.0	14.2	(0.1)
Total loss-absorbing capacity ratio	34.0	32.6	1.4

Leverage ratios (%)
Going concern leverage ratio	5.8	5.3	0.5
of which: common equity tier 1 leverage ratio	4.31	3.96	0.35
Gone concern leverage ratio	4.1	4.1	0.0
Total loss-absorbing capacity leverage ratio	9.8	9.4	0.5

Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital (UBS Group AG vs UBS AG consolidated)
As of 30.9.21
USD million	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference
Total IFRS equity	60,552	57,418	3,134
Equity attributable to non-controlling interests	(333)	(333)
Defined benefit plans, net of tax	(146)	(146)
Deferred tax assets recognized for tax loss carry-forwards	(4,813)	(4,813)
Deferred tax assets on temporary differences, excess over threshold		(147)	147
Goodwill, net of tax	(5,854)	(5,854)
Intangible assets, net of tax	(185)	(185)
Compensation-related components (not recognized in net profit)	(1,777)		(1,777)
Expected losses on advanced internal ratings-based portfolio less provisions	(479)	(479)
Unrealized (gains) / losses from cash flow hedges, net of tax	(1,044)	(1,044)
Own credit related to gains / losses on financial liabilities measured at fair value that existed at the balance sheet date	371	371
Own credit related to gains / losses on derivative financial instruments that existed at the balance sheet date	(47)	(47)
Unrealized gains related to debt instruments at fair value through OCI, net of tax	(88)	(88)
Prudential valuation adjustments	(147)	(147)
Other[1]	(990)	(3,151)	2,161
Total common equity tier 1 capital	45,022	41,356	3,665
1 Includes accruals for dividends to shareholders for the current year and other items.

UBS Group AG vs UBS AG consolidated loss-absorbing capacity and leverage ratio information

The going concern capital of UBS AG consolidated was USD 5.0 billion lower than the going concern capital of UBS Group AG consolidated as of 30 September 2021, reflecting lower common equity tier 1 (CET1) capital of USD 3.7 billion and lower going concern loss-absorbing additional tier 1 (AT1) capital of USD 1.4 billion.

The aforementioned difference in CET1 capital was primarily due to higher UBS Group AG consolidated IFRS equity of USD 3.1 billion and lower UBS Group AG accruals for future capital returns to shareholders, partly offset by compensation-related regulatory capital accruals at the UBS Group AG level.

The going concern loss-absorbing AT1 capital of UBS AG consolidated was USD 1.4 billion lower than that of UBS Group AG consolidated as of 30 September 2021, mainly reflecting deferred contingent capital plan awards granted at the Group level to eligible employees for the performance years 2016 to 2020, partly offset by two loss-absorbing AT1 capital instruments on-lent by UBS Group AG to UBS AG.

Differences in capital between UBS Group AG consolidated and UBS AG consolidated related to employee compensation plans will reverse to the extent underlying services are performed by employees of, and are consequently charged to, UBS AG and its subsidiaries. Such reversal generally occurs over the service period of the employee compensation plans.

The leverage ratio framework for UBS AG consolidated is consistent with that of UBS Group AG consolidated. As of 30 September 2021, the going concern leverage ratio of UBS AG consolidated was 0.5 percentage points lower than that of UBS Group AG consolidated, mainly because the going concern capital of UBS AG consolidated was USD 5.0 billion lower.

›    Refer to the “Capital management” section of the UBS Group third quarter 2021 report, available under “Quarterly reporting” at ubs.com/investors,  for information about the developments of loss-absorbing capacity, RWA and LRD for UBS Group AG consolidated

›    Refer to the “Introduction” section of this report for more information about the differences in equity between UBS AG consolidated and UBS Group AG consolidated

Consolidated
financial statements

Unaudited

Table of contents

UBS AG interim consolidated financial statements (unaudited)

17	Income statement
18	Statement of comprehensive income
20	Balance sheet
22	Statement of changes in equity
24	Statement of cash flows

26	1 Basis of accounting and other financial reporting effects
28	2 Segment reporting
29	3 Net interest income
29	4 Net fee and commission income
30	5 Other income
30	6 Personnel expenses
30	7 General and administrative expenses
30	8 Income taxes
31	9 Expected credit loss measurement
38	10 Fair value measurement
47	11 Derivative instruments
48	12 Other assets and liabilities
50	13 Debt issued designated at fair value
50	14 Debt issued measured at amortized cost
51	15 Interest rate benchmark reform
54	16 Provisions and contingent liabilities
60	17 Currency translation rates
60	18 Events after the reporting period

UBS AG interim consolidated
financial statements (unaudited)

Income statement
		For the quarter ended			Year-to-date
USD million	Note	30.9.21	30.6.21	30.9.20	30.9.21	30.9.20
Interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	3	2,178	2,107	2,112	6,382	6,703
Interest expense from financial instruments measured at amortized cost	3	(853)	(860)	(934)	(2,572)	(3,453)
Net interest income from financial instruments measured at fair value through profit or loss	3	339	359	319	1,049	935
Net interest income	3	1,664	1,607	1,497	4,860	4,186
Other net income from financial instruments measured at fair value through profit or loss		1,695	1,471	1,763	4,480	5,483
Credit loss (expense) / release	9	14	80	(89)	121	(628)
Fee and commission income	4	6,124	6,047	5,223	18,369	15,434
Fee and commission expense	4	(510)	(484)	(440)	(1,472)	(1,316)
Net fee and commission income	4	5,615	5,563	4,783	16,897	14,118
Other income	5	237	350	1,084	772	1,401
Total operating income		9,224	9,071	9,038	27,130	24,559
Personnel expenses	6	3,951	4,072	3,987	12,109	11,378
General and administrative expenses	7	2,101	2,070	2,076	6,312	6,036
Depreciation and impairment of property, equipment and software		453	439	482	1,340	1,296
Amortization and impairment of goodwill and intangible assets		7	9	15	24	47
Total operating expenses		6,512	6,589	6,560	19,785	18,757
Operating profit / (loss) before tax		2,712	2,481	2,478	7,345	5,802
Tax expense / (benefit)	8	549	563	461	1,550	1,163
Net profit / (loss)		2,163	1,919	2,018	5,795	4,639
Net profit / (loss) attributable to non-controlling interests		9	6	0	18	6
Net profit / (loss) attributable to shareholders		2,154	1,913	2,018	5,777	4,632

UBS AG interim consolidated financial statements (unaudited)

Statement of comprehensive income
	For the quarter ended			Year-to-date
USD million	30.9.21	30.6.21	30.9.20	30.9.21	30.9.20

Comprehensive income attributable to shareholders
Net profit / (loss)	2,154	1,913	2,018	5,777	4,632

Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax	(383)	447	760	(1,342)	932
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax	174	(203)	(340)	676	(400)
Foreign currency translation differences on foreign operations reclassified to the income statement	7	(9)	(7)	(1)	(7)
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified to the income statement	0	8	9	7	2
Income tax relating to foreign currency translations, including the impact of net investment hedges	53	(4)	(13)	59	(15)
Subtotal foreign currency translation, net of tax	(149)	239	409	(601)	512
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax	(44)	21	(3)	(154)	223
Realized gains reclassified to the income statement from equity	0	(3)	(13)	(11)	(36)
Realized losses reclassified to the income statement from equity	0	0	0	2	0
Income tax relating to net unrealized gains / (losses)	11	(4)	4	42	(50)
Subtotal financial assets measured at fair value through other comprehensive income, net of tax	(33)	14	(12)	(121)	137
Cash flow hedges of interest rate risk
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	(112)	542	(41)	(742)	2,204
Net (gains) / losses reclassified to the income statement from equity	(282)	(268)	(240)	(804)	(515)
Income tax relating to cash flow hedges	77	(51)	52	292	(318)
Subtotal cash flow hedges, net of tax	(316)	222	(229)	(1,254)	1,371
Cost of hedging
Change in fair value of cost of hedging, before tax	1	(24)	(27)	(36)	(38)
Amortization of initial cost of hedging to the income statement	4	7	19	18	26
Income tax relating to cost of hedging	0	0	0	0	0
Subtotal cost of hedging, net of tax	5	(16)	(8)	(18)	(12)
Total other comprehensive income that may be reclassified to the income statement, net of tax	(493)	459	160	(1,992)	2,008

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax	15	0	50	(20)	(264)
Income tax relating to defined benefit plans	(10)	0	(3)	(6)	40
Subtotal defined benefit plans, net of tax	6	0	47	(25)	(224)
Own credit on financial liabilities designated at fair value[1]
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax	(98)	118	(144)	(8)	(82)
Income tax relating to own credit on financial liabilities designated at fair value	0	0	0	0	0
Subtotal own credit on financial liabilities designated at fair value, net of tax	(98)	118	(144)	(8)	(82)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(92)	119	(97)	(34)	(305)

Total other comprehensive income	(584)	578	64	(2,026)	1,702
Total comprehensive income attributable to shareholders	1,570	2,491	2,081	3,751	6,335

Statement of comprehensive income (continued)
	For the quarter ended			Year-to-date
USD million	30.9.21	30.6.21	30.9.20	30.9.21	30.9.20

Comprehensive income attributable to non-controlling interests
Net profit / (loss)	9	6	0	18	6

Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	(14)	14	6	(12)	3
Income tax relating to foreign currency translation movements	0	0	0	0	0
Subtotal foreign currency translation, net of tax	(14)	14	6	(12)	3
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(14)	14	6	(12)	3
Total comprehensive income attributable to non-controlling interests	(5)	20	7	6	9

Total comprehensive income
Net profit / (loss)	2,163	1,919	2,018	5,795	4,639
Other comprehensive income	(598)	592	70	(2,038)	1,705
of which: other comprehensive income that may be reclassified to the income statement	(493)	459	160	(1,992)	2,008
of which: other comprehensive income that will not be reclassified to the income statement	(106)	133	(90)	(46)	(302)
Total comprehensive income	1,565	2,510	2,088	3,757	6,344
1 Refer to Note 10 for more information.

UBS AG interim consolidated financial statements (unaudited)

Balance sheet
USD million	Note	30.9.21	30.6.21	31.12.20

Assets
Cash and balances at central banks		174,478	160,672	158,231
Loans and advances to banks		16,294	16,376	15,344
Receivables from securities financing transactions		74,476	83,494	74,210
Cash collateral receivables on derivative instruments	11	31,655	29,787	32,737
Loans and advances to customers	9	391,769	391,406	380,977
Other financial assets measured at amortized cost	12	27,111	27,201	27,219
Total financial assets measured at amortized cost		715,783	708,937	688,717
Financial assets at fair value held for trading	10	125,586	122,628	125,492
of which: assets pledged as collateral that may be sold or repledged by counterparties		47,683	44,333	47,098
Derivative financial instruments	10, 11	121,189	121,622	159,618
Brokerage receivables	10	20,746	23,010	24,659
Financial assets at fair value not held for trading	10	60,368	64,952	80,038
Total financial assets measured at fair value through profit or loss		327,890	332,211	389,808
Financial assets measured at fair value through other comprehensive income	10	8,397	7,775	8,258
Investments in associates		1,188	1,198	1,557
Property, equipment and software		11,669	11,732	11,958
Goodwill and intangible assets		6,401	6,452	6,480
Deferred tax assets		8,795	8,951	9,174
Other non-financial assets	12	8,123	8,603	9,374
Total assets		1,088,246	1,085,861	1,125,327

Balance sheet (continued)
USD million	Note	30.9.21	30.6.21	31.12.20

Liabilities
Amounts due to banks		13,292	14,615	11,050
Payables from securities financing transactions		5,256	5,972	6,321
Cash collateral payables on derivative instruments	11	33,062	32,193	37,313
Customer deposits		521,643	517,462	527,929
Funding from UBS Group AG		54,083	55,907	53,979
Debt issued measured at amortized cost	14	80,070	84,491	85,351
Other financial liabilities measured at amortized cost	12	10,209	10,671	10,421
Total financial liabilities measured at amortized cost		717,615	721,311	732,364
Financial liabilities at fair value held for trading	10	34,650	33,348	33,595
Derivative financial instruments	10, 11	121,164	121,688	161,102
Brokerage payables designated at fair value	10	45,557	39,129	38,742
Debt issued designated at fair value	10, 13	69,571	72,799	59,868
Other financial liabilities designated at fair value	10, 12	32,576	32,908	31,773
Total financial liabilities measured at fair value through profit or loss		303,517	299,871	325,080
Provisions	16	2,750	2,792	2,791
Other non-financial liabilities	12	6,946	6,241	7,018
Total liabilities		1,030,828	1,030,216	1,067,254

Equity
Share capital		338	338	338
Share premium		24,698	24,542	24,580
Retained earnings		26,480	24,414	25,251
Other comprehensive income recognized directly in equity, net of tax		5,569	6,067	7,585
Equity attributable to shareholders		57,085	55,361	57,754
Equity attributable to non-controlling interests		333	284	319
Total equity		57,418	55,645	58,073
Total liabilities and equity		1,088,246	1,085,861	1,125,327

UBS AG interim consolidated financial statements (unaudited)

Statement of changes in equity
USD million	Share capital	Share premium	Retained earnings
Balance as of 1 January 2020	338	24,659	23,419
Tax (expense) / benefit		2
Dividends			(2,550)
Translation effects recognized directly in retained earnings			(28)
Share of changes in retained earnings of associates and joint ventures			(40)
New consolidations / (deconsolidations) and other increases / (decreases)		(73)
Total comprehensive income for the period			4,327
of which: net profit / (loss)			4,632
of which: OCI that may be reclassified to the income statement, net of tax
of which: OCI that will not be reclassified to the income statement, net of tax – defined benefit plans			(224)
of which: OCI that will not be reclassified to the income statement, net of tax – own credit			(82)
of which: OCI that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 30 September 2020	338	24,587	25,129

Balance as of 1 January 2021	338	24,580	25,251
Tax (expense) / benefit		(67)
Dividends			(4,539)
Translation effects recognized directly in retained earnings			23
Share of changes in retained earnings of associates and joint ventures			1
New consolidations / (deconsolidations) and other increases / (decreases)[2]		185
Total comprehensive income for the period			5,743
of which: net profit / (loss)			5,777
of which: OCI that may be reclassified to the income statement, net of tax
of which: OCI that will not be reclassified to the income statement, net of tax – defined benefit plans			(25)
of which: OCI that will not be reclassified to the income statement, net of tax – own credit			(8)
of which: OCI that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 30 September 2021	338	24,698	26,480

1 Excludes other comprehensive income related to defined benefit plans and own credit that is recorded directly in Retained earnings.    2 Includes the effects related to the launch of UBS’s new operational partnership entity with Sumitomo Mitsui Trust Holdings, Inc.

Other comprehensive income recognized directly in equity, net of tax[1]	of which: foreign currency translation	of which: financial assets measured at fair value through OCI	of which: cash flow hedges	of which: cost of hedging	Total equity attributable to shareholders	Non-controlling interests	Total equity
5,306	4,032	14	1,260		53,722	174	53,896
					2		2
					(2,550)	(4)	(2,554)
28		0	28		0		0
					(40)		(40)
65	65				(8)	113	105
2,008	512	137	1,371	(12)	6,335	9	6,344
					4,632	6	4,639
2,008	512	137	1,371	(12)	2,008		2,008
					(224)		(224)
					(82)		(82)
					0	3	3
7,406	4,608	151	2,659	(12)	57,461	293	57,753

7,585	5,126	151	2,321	(13)	57,754	319	58,073
					(67)		(67)
					(4,539)	(4)	(4,542)
(23)		0	(23)	0	0		0
					1		1
					185	11	196
(1,992)	(601)	(121)	(1,254)	(18)	3,751	6	3,757
					5,777	18	5,795
(1,992)	(601)	(121)	(1,254)	(18)	(1,992)		(1,992)
					(25)		(25)
					(8)		(8)
					0	(12)	(12)
5,569	4,526	30	1,044	(30)	57,085	333	57,418

UBS AG interim consolidated financial statements (unaudited)

Statement of cash flows
	Year-to-date
USD million	30.9.21	30.9.20

Cash flow from / (used in) operating activities
Net profit / (loss)	5,795	4,639
Non-cash items included in net profit and other adjustments:
Depreciation and impairment of property, equipment and software	1,340	1,296
Amortization and impairment of goodwill and intangible assets	24	47
Credit loss expense / (release)	(121)	628
Share of net profits of associates and joint ventures and impairment related to associates	(72)	(71)
Deferred tax expense / (benefit)	426	328
Net loss / (gain) from investing activities	(321)	(842)
Net loss / (gain) from financing activities	(217)	(4,006)
Other net adjustments	5,395	(1,787)
Net change in operating assets and liabilities:
Loans and advances to banks and amounts due to banks	2,626	2,729
Securities financing transactions	(1,926)	2,478
Cash collateral on derivative instruments	(3,174)	(1,404)
Loans and advances to customers	(22,629)	(23,746)
Customer deposits	8,119	24,611
Financial assets and liabilities at fair value held for trading and derivative financial instruments	(3,808)	29,751
Brokerage receivables and payables	10,715	(1,264)
Financial assets at fair value not held for trading, other financial assets and liabilities	18,157	2,047
Provisions, other non-financial assets and liabilities	1,766	(1,045)
Income taxes paid, net of refunds	(674)	(664)
Net cash flow from / (used in) operating activities	21,421	33,726

Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets	(1)	(29)
Disposal of subsidiaries, associates and intangible assets[1]	564	674
Purchase of property, equipment and software	(1,146)	(1,108)
Disposal of property, equipment and software	268	356
Purchase of financial assets measured at fair value through other comprehensive income	(3,118)	(5,506)
Disposal and redemption of financial assets measured at fair value through other comprehensive income	2,798	3,121
Net (purchase) / redemption of debt securities measured at amortized cost	223	(4,565)
Net cash flow from / (used in) investing activities	(414)	(7,056)

Statement of cash flows (continued)
	Year-to-date
USD million	30.9.21	30.9.20

Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)	(7,717)	14,944
Distributions paid on UBS shares	(4,539)	(2,550)
Issuance of debt designated at fair value and long-term debt measured at amortized cost[2]	81,146	64,601
Repayment of debt designated at fair value and long-term debt measured at amortized cost[2]	(65,416)	(64,452)
Net cash flows from other financing activities	(129)	(409)
Net cash flow from / (used in) financing activities	3,345	12,134

Total cash flow
Cash and cash equivalents at the beginning of the period	173,430	119,804
Net cash flow from / (used in) operating, investing and financing activities	24,352	38,805
Effects of exchange rate differences on cash and cash equivalents	(6,895)	5,596
Cash and cash equivalents at the end of the period[3]	190,888	164,205
of which: cash and balances at central banks[4]	174,350	149,052
of which: loans and advances to banks	14,959	13,197
of which: money market paper	1,579	1,957

Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash	8,292	9,180
Interest paid in cash	3,981	5,526
Dividends on equity investments, investment funds and associates received in cash	1,969	1,590

1 Includes cash proceeds from the sale of UBS’s investment in Clearstream Fund Centre AG (previously Fondcenter AG). UBS’s majority stake was sold in 2020 and the remaining minority investment was sold in the second quarter of 2021.    2 Includes funding from UBS Group AG measured at amortized cost (recognized in Funding from UBS Group AG on the balance sheet) and measured at fair value (recognized in Other financial liabilities designated at fair value on the balance sheet).    3 USD 3,823 million and USD 4,250 million of cash and cash equivalents (mainly reflected in Loans and advances to banks) were restricted as of 30 September 2021 and 30 September 2020, respectively. Refer to “Note 23 Restricted and transferred financial assets” in the “Consolidated financial statements” section of the Annual Report 2020 for more information.    4 Includes only balances with an original maturity of three months or less.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Notes to the UBS AG interim
consolidated financial statements (unaudited)

Note 1   Basis of accounting and other financial reporting effects

Basis of preparation

The consolidated financial statements (the financial statements) of UBS AG and its subsidiaries (together, UBS AG) are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (the IASB), and are presented in US dollars (USD). These interim financial statements are prepared in accordance with IAS 34, Interim Financial Reporting.

In preparing these interim financial statements, the same accounting policies and methods of computation have been applied as in the UBS AG consolidated annual financial statements for the period ended 31 December 2020, except for the changes described in this Note. These interim financial statements are unaudited and should be read in conjunction with UBS AG’s audited consolidated financial statements included in the Annual Report 2020. In the opinion of management, all necessary adjustments were made for a fair presentation of UBS AG’s financial position, results of operations and cash flows.

Preparation of these interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities. These estimates and assumptions are based on the best available information. Actual results in the future could differ from such estimates and differences may be material to the financial statements. Revisions to estimates, based on regular reviews, are recognized in the period in which they occur. For more information about areas of estimation uncertainty that are considered to require critical judgment, refer to “Note 1a Significant accounting policies” in the “Consolidated financial statements” section of the Annual Report 2020.

Amendments to IFRS 9, IAS 39 and IFRS 7 (Interest Rate Benchmark Reform – Phase 2)

On 1 January 2021, UBS AG adopted Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16), addressing a number of issues in financial reporting areas that arise when interbank offered rates (IBORs) are reformed or replaced.

The amendments provide a practical expedient that permits certain changes in the contractual cash flows of debt instruments attributable to the replacement of IBORs with alternative reference rates (ARRs) to be accounted for prospectively by updating a given instrument’s effective interest rate (EIR), provided (i) the change is necessary as a direct consequence of IBOR reform and (ii) the new basis for determining the contractual cash flows is economically equivalent to the previous basis.

UBS AG has adopted the amendments, which have no material effect on its financial statements.

Note 1   Basis of accounting and other financial reporting effects (continued)

Furthermore, the amendments provide various hedge accounting reliefs, with the following expected to benefit UBS AG.

–     Risk components

The amendments permit UBS AG to designate an alternative benchmark rate as a non-contractually specified risk component, even if it is not separately identifiable at the date when it is designated, provided UBS AG can reasonably expect that it will meet the requirements within 24 months of the first designation and the risk component is reliably measurable. As of 30 September 2021, the alternative benchmark rates that UBS AG has designated as the hedged risk in fair value hedges of interest rate risk related to debt instruments, mortgages and cash flow hedges of forecast transactions were the Secured Overnight Financing Rate (SOFR), the Swiss Average Rate Overnight (SARON) and the Sterling Overnight Index Average (SONIA). The designated notionals were USD 14.2 billion, USD 3.1 billion and USD 0.7 billion, respectively.

–     Hedge designation

Following amendments to the hedge documentation to reflect the change in designation relating to IBOR reform, UBS AG will continue its hedge relationships provided the other hedge accounting criteria and requirements of the phase 2 amendment are met. As of 30 September 2021, no such changes have been made.

–     Amounts accumulated in the cash flow hedge reserve

Upon changing the hedge designation as set out above, the accumulated amounts in the cash flow hedge reserve are assumed to be based on the alternative benchmark rate. For discontinued hedging relationships, when the interest rate benchmark on which the hedged future cash flows were based is changed as required by IBOR reform, the amount accumulated in the cash flow hedge reserve is also assumed to be based on the alternative benchmark rate for the purpose of assessing whether the hedged future cash flows are still expected to occur. As of 30 September 2021, no such changes have been made.

–     Retrospective effectiveness assessment as applied to hedges designated under IAS 39
Upon the end of the phase 1 relief for effectiveness assessment UBS AG may elect to reset to zero the cumulative fair value changes of the hedged item and hedging instrument for the purpose of assessing the retrospective effectiveness of a hedging relationship. As of 30 September 2021, no such election has been made.

›    Refer to “Note 25 Hedge accounting” in the “Consolidated financial statements” section of the Annual Report 2020 for details about phase 1 accounting reliefs

The amendments also introduced additional disclosure requirements regarding UBS AG’s management of the transition to alternative benchmark rates, its progress as at the reporting date and the risks to which it is exposed arising from financial instruments because of the transition.

›    Refer to Note 15 for more information

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 2   Segment reporting

UBS AG’s businesses are organized globally into four business divisions: Global Wealth Management, Personal & Corporate Banking, Asset Management and the Investment Bank. All four business divisions are supported by Group Functions and qualify as reportable segments for the purpose of segment reporting. Together with Group Functions they reflect the management structure of UBS AG.

›    Refer to “Note 2 Segment reporting” in the “Consolidated financial statements” section of the Annual Report 2020 for more information about UBS AG’s reporting segments

USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	UBS AG

For the nine months ended 30 September 2021
Net interest income	3,130	1,577	(11)	318	(155)	4,860
Non-interest income	11,467	1,610	1,906	6,920	245	22,149
Income	14,597	3,187	1,896	7,238	90	27,008
Credit loss (expense) / release	27	76	0	19	0	121
Total operating income	14,625	3,263	1,895	7,257	90	27,130
Total operating expenses	10,460	1,899	1,200	5,375	851	19,785
Operating profit / (loss) before tax	4,165	1,365	695	1,882	(762)	7,345
Tax expense / (benefit)						1,550
Net profit / (loss)						5,795

As of 30 September 2021
Total assets	387,131	218,421	24,771	345,638	112,285	1,088,246

USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	UBS AG

For the nine months ended 30 September 2020
Net interest income	3,016	1,546	(13)	116	(479)	4,186
Non-interest income	9,848	1,392	2,215	7,292	255	21,002
Income	12,865	2,938	2,202	7,408	(225)	25,188
Credit loss (expense) / release	(96)	(279)	(2)	(215)	(37)	(628)
Total operating income	12,769	2,659	2,200	7,193	(262)	24,559
Total operating expenses	9,658	1,751	1,147	5,281	920	18,757
Operating profit / (loss) before tax	3,111	908	1,053	1,913	(1,182)	5,802
Tax expense / (benefit)						1,163
Net profit / (loss)						4,639

As of 31 December 2020
Total assets	367,714	231,710	28,266	369,778	127,858	1,125,327

Note 3  Net interest income

	For the quarter ended			Year-to-date
USD million	30.9.21	30.6.21	30.9.20	30.9.21	30.9.20
Net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income
Interest income from loans and deposits[1]	1,644	1,613	1,586	4,843	5,090
Interest income from securities financing transactions[2]	132	126	150	393	719
Interest income from other financial instruments measured at amortized cost	71	68	86	213	262
Interest income from debt instruments measured at fair value through other comprehensive income	33	16	30	84	83
Interest income from derivative instruments designated as cash flow hedges	297	284	260	849	550
Total interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	2,178	2,107	2,112	6,382	6,703
Interest expense on loans and deposits[3]	408	415	480	1,262	1,979
Interest expense on securities financing transactions[4]	299	293	211	850	654
Interest expense on debt issued	122	126	216	385	740
Interest expense on lease liabilities	24	25	26	75	80
Total interest expense from financial instruments measured at amortized cost	853	860	934	2,572	3,453
Total net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	1,325	1,247	1,178	3,810	3,250
Net interest income from financial instruments measured at fair value through profit or loss
Net interest income from financial instruments at fair value held for trading	204	195	190	600	636
Net interest income from brokerage balances	205	216	176	617	494
Net interest income from securities financing transactions at fair value not held for trading[5]	13	12	13	37	64
Interest income from other financial instruments at fair value not held for trading	68	75	119	238	474
Interest expense on other financial instruments designated at fair value	(150)	(138)	(178)	(444)	(733)
Total net interest income from financial instruments measured at fair value through profit or loss	339	359	319	1,049	935
Total net interest income	1,664	1,607	1,497	4,860	4,186

1 Consists of interest income from cash and balances at central banks, loans and advances to banks and customers, and cash collateral receivables on derivative instruments, as well as negative interest on amounts due to banks, customer deposits, and cash collateral payables on derivative instruments.    2 Includes interest income on receivables from securities financing transactions and negative interest, including fees, on payables from securities financing transactions.    3 Consists of interest expense on amounts due to banks, cash collateral payables on derivative instruments, customer deposits, and funding from UBS Group AG, as well as negative interest on cash and balances at central banks, loans and advances to banks, and cash collateral receivables on derivative instruments.    4 Includes interest expense on payables from securities financing transactions and negative interest, including fees, on receivables from securities financing transactions.    5 Includes interest expense on securities financing transactions designated at fair value.

Note 4  Net fee and commission income

	For the quarter ended			Year-to-date
USD million	30.9.21	30.6.21	30.9.20	30.9.21	30.9.20
Fee and commission income
Underwriting fees	353	393	306	1,165	766
of which: equity underwriting fees	229	262	184	766	414
of which: debt underwriting fees	124	131	122	400	352
M&A and corporate finance fees	315	330	185	883	520
Brokerage fees	1,017	1,037	970	3,412	3,174
Investment fund fees	1,428	1,405	1,323	4,270	3,815
Portfolio management and related services	2,517	2,426	1,993	7,227	5,864
Other	495	456	447	1,411	1,295
Total fee and commission income[1]	6,124	6,047	5,223	18,369	15,434
of which: recurring	3,951	3,823	3,272	11,395	9,593
of which: transaction-based	2,139	2,182	1,862	6,803	5,639
of which: performance-based	34	42	88	171	202
Fee and commission expense
Brokerage fees paid	53	74	54	195	203
Distribution fees paid	159	153	155	444	456
Other	298	258	231	833	656
Total fee and commission expense	510	484	440	1,472	1,316
Net fee and commission income	5,615	5,563	4,783	16,897	14,118
of which: net brokerage fees	964	963	916	3,217	2,970

1 Reflects third-party fee and commission income for the third quarter of 2021 of USD 3,663 million for Global Wealth Management (second quarter of 2021: USD 3,585 million; third quarter of 2020: USD 3,093 million), USD 429 million for Personal & Corporate Banking (second quarter of 2021: USD 400 million; third quarter of 2020: USD 353 million), USD 815 million for Asset Management (second quarter of 2021: USD 805 million; third quarter of 2020: USD 778 million), USD 1,214 million for the Investment Bank (second quarter of 2021: USD 1,248 million; third quarter of 2020: USD 967 million) and USD 3 million for Group Functions (second quarter of 2021: USD 9 million; third quarter of 2020: USD 32 million).

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 5  Other income

UBS AG recognized USD 237 million of other income in the third quarter of 2021, which included a gain of USD 100 million from the sale of UBS’s domestic wealth management business in Austria to LGT. In comparison, other income in the third quarter of 2020 was USD 1,084 million and included a gain of USD 631 million from the sale of a majority stake in Fondcenter AG (now Clearstream Fund Centre AG) and a USD 215 million gain from the sale of intellectual property rights associated with the Bloomberg Commodity Index family.

Note 6  Personnel expenses

	For the quarter ended			Year-to-date
USD million	30.9.21	30.6.21	30.9.20	30.9.21	30.9.20
Salaries and variable compensation	2,212	2,432	2,504	7,013	6,912
Financial advisor compensation[1]	1,239	1,183	980	3,592	3,015
Contractors	33	38	35	107	99
Social security	205	187	197	603	544
Post-employment benefit plans	140	124[2]	139	459	460
Other personnel expenses	123	108	132	335	349
Total personnel expenses	3,951	4,072	3,987	12,109	11,378

1 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.    2 Includes curtailment gains of USD 36 million, which represent a reduction in the defined benefit obligation related to the Swiss pension plan resulting from a decrease in headcount following restructuring activities.

Note 7  General and administrative expenses

	For the quarter ended			Year-to-date
USD million	30.9.21	30.6.21	30.9.20	30.9.21	30.9.20
Outsourcing costs	112	95	112	296	324
IT expenses	116	122	107	363	329
Consulting, legal and audit fees	111	115	136	310	404
Real estate and logistics costs	137	126	132	391	403
Market data services	90	93	91	272	266
Marketing & communication	34	36	31	101	87
Travel and entertainment	17	12	8	37	61
Litigation, regulatory & similar matters[1]	12	63	41	84	49
Other	1,473	1,408	1,419	4,459	4,114
of which: shared services costs charged by UBS Group AG or its subsidiaries	1,288	1,294	1,234	3,957	3,610
of which: UK and German bank levies	(9)	(11)	0	20	17
Total general and administrative expenses	2,101	2,070	2,076	6,312	6,036
1 Reflects the net increase in / (release of) provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to Note 16 for more information.

Note 8   Income taxes

Income tax expenses of USD 549 million were recognized for the third quarter of 2021, representing an effective tax rate of 20.2%, compared with USD 461 million for the third quarter of 2020 and an effective tax rate of 18.6%.

Current tax expenses were USD 400 million, compared with USD 324 million, and related to taxable profits of UBS Switzerland AG and other entities.

Net deferred tax expenses were USD 148 million, compared with USD 137 million. These included net expenses of USD 233 million that primarily related to the amortization of deferred tax assets (DTAs) previously recognized in relation to tax losses carried forward and deductible temporary differences of UBS Americas Inc. Deferred tax expenses were decreased by a benefit of USD 85 million in respect of additional DTA recognition that primarily related to the contribution of real estate assets by UBS AG to UBS Americas Inc. and UBS Financial Services Inc. in the third quarter of 2021. This benefit represents three-quarters of the expected full-year benefit and, therefore, a further amount of USD 28 million will be recognized in the fourth quarter of 2021 in accordance with the requirements of IAS 34, Interim Financial Reporting.

Note 9  Expected credit loss measurement

a) Credit loss expense / release

Total net credit loss releases were USD 14 million in the third quarter of 2021, reflecting USD 11 million net credit loss releases related to stage 1 and 2 positions and USD 3 million of net credit loss releases related to credit-impaired (stage 3) positions.

The USD 11 million stage 1 and 2 net releases primarily included book size and book quality movements in Global Wealth Management, as well as model changes, mainly in the Investment Bank, largely offset by a net increase in post-model adjustment.

Stage 3 net credit loss releases were USD 3 million, including USD 7 million net expenses in the Investment Bank and USD 8 million net releases in Personal & Corporate Banking, across various corporate lending positions.

Credit loss (expense) / release
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
For the quarter ended 30.9.21
Stages 1 and 2	9	(1)	0	2	0	11
Stage 3	2	8	0	(7)	0	3
Total credit loss (expense) / release	11	7	0	(5)	0	14

For the quarter ended 30.6.21
Stages 1 and 2	13	51	0	24	(1)	88
Stage 3	0	(5)	0	(3)	0	(8)
Total credit loss (expense) / release	14	46	0	21	(1)	80

For the quarter ended 30.9.20
Stages 1 and 2	0	(21)	0	12	0	(8)
Stage 3	21	(71)	(2)	(27)	(2)	(81)
Total credit loss (expense) / release	22	(92)	(2)	(15)	(2)	(89)

USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
Year-to-date 30.9.21
Stages 1 and 2	27	66	0	32	0	124
Stage 3	0	10	0	(13)	0	(3)
Total credit loss (expense) / release	27	76	0	19	0	121

Year-to-date 30.9.20
Stages 1 and 2	(57)	(137)	0	(106)	0	(299)
Stage 3	(39)	(143)	(2)	(109)	(37)	(329)
Total credit loss (expense) / release	(96)	(279)	(2)	(215)	(37)	(628)

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 9  Expected credit loss measurement (continued)

b) Changes to ECL models, scenarios, scenario weights and key inputs

Scenarios

The expected credit loss (ECL) scenarios, along with the related macroeconomic factors, were updated and reviewed in light of the economic and political conditions prevailing in the third quarter of 2021 through a series of governance meetings, with input and feedback from UBS risk and finance experts across the business divisions and regions.

The baseline and severe downside scenarios included several forward-looking assumptions, that are slightly less optimistic compared with those applied in the second quarter of 2021, mainly due to better-than-expected macroeconomic data in the first half of 2021, resulting in improved forecast starting levels.

Effective from the second quarter of 2021, UBS AG has included an upside scenario and a mild downside scenario in the ECL calculation. The upside scenario assumes that underlying macroeconomic conditions improve and asset values increase substantially.

The mild downside scenario assumes that rising inflation and long-term rates lead to market volatility and a mild global recession.

There were no significant revisions to any scenario during the third quarter of 2021.

The baseline scenario assumptions on a calendar-year basis are included in the table below and are generally more optimistic on a year-to-date basis in 2021 compared with 2020.

Scenario weights and post-model adjustments

UBS AG kept the scenario weights unchanged for the third quarter of 2021: upside at 5%, baseline at 55%, mild downside at 10% and severe downside at 30%. Given the continued level of uncertainty, with some macro factors slightly improving in the quarter (e.g., Swiss unemployment data), alongside other more adverse developments (e.g., maturing government support measures, new COVID-19 variants and supply chain issues), the post-model adjustment was increased from USD 183 million to USD 219 million. This includes the effects from scenario updates and other developments in the third quarter of 2021 that would otherwise have resulted in ECL releases.

	Baseline
Key parameters	2020	2021	2022
Real GDP growth (annual percentage change)
United States	(3.6)	6.5	6.0
Eurozone	(7.4)	5.1	5.3
Switzerland	(4.5)	3.4	3.0
Unemployment rate (%, annual average)
United States	8.1	5.5	4.4
Eurozone	8.5	8.1	7.7
Switzerland	3.2	3.2	2.9
Real estate (annual percentage change, Q4)
United States	3.4	10.2	2.3
Eurozone	(0.3)	6.0	3.0
Switzerland	4.0	5.0	1.0

Economic scenarios and weights applied

ECL scenario	Assigned weights in %
	30.9.21	30.6.21	31.12.20
Upside	5.0	5.0	0.0
Baseline	55.0	55.0	60.0
Mild downside	10.0	10.0	0.0
Severe downside	30.0	30.0	40.0

Note 9  Expected credit loss measurement (continued)

c) ECL-relevant balance sheet and off-balance sheet positions including ECL allowances and provisions

The following tables provide information about financial instruments and certain non-financial instruments that are subject to ECL requirements. For amortized-cost instruments, the carrying amount represents the maximum exposure to credit risk, taking into account the allowance for credit losses. Financial assets measured at fair value through other comprehensive income (FVOCI) are also subject to ECL; however, unlike amortized-cost instruments, the allowance for credit losses for FVOCI instruments does not reduce the carrying amount of these financial assets. Instead, the carrying amount of financial assets measured at FVOCI represents the maximum exposure to credit risk.

In addition to recognized financial assets, certain off-balance sheet and other credit lines are also subject to ECL. The maximum exposure to credit risk for off-balance sheet financial instruments is calculated based on the maximum contractual amounts.

USD million	30.9.21
	Carrying amount¹ / Total exposure				ECL allowances / provisions
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	174,478	174,478	0	0	0	0	0	0
Loans and advances to banks	16,294	16,268	26	0	(9)	(7)	(1)	(1)
Receivables from securities financing transactions	74,476	74,476	0	0	(2)	(2)	0	0
Cash collateral receivables on derivative instruments	31,655	31,655	0	0	0	0	0	0
Loans and advances to customers	391,769	372,170	17,789	1,810	(915)	(120)	(153)	(642)
of which: Private clients with mortgages	148,681	139,458	8,453	769	(130)	(27)	(67)	(35)
of which: Real estate financing	42,548	37,915	4,623	10	(60)	(18)	(43)	0
of which: Large corporate clients	13,154	11,502	1,242	410	(229)	(20)	(16)	(194)
of which: SME clients	14,158	11,835	1,804	519	(276)	(18)	(16)	(242)
of which: Lombard	147,273	147,253	0	20	(34)	(6)	0	(28)
of which: Credit cards	1,668	1,299	341	28	(35)	(10)	(9)	(16)
of which: Commodity trade finance	3,384	3,360	7	17	(103)	(5)	0	(97)
Other financial assets measured at amortized cost	27,111	26,340	457	314	(119)	(25)	(11)	(83)
of which: Loans to financial advisors	2,499	1,986	227	287	(96)	(18)	(7)	(72)
Total financial assets measured at amortized cost	715,783	695,387	18,272	2,125	(1,045)	(154)	(164)	(727)
Financial assets measured at fair value through other comprehensive income	8,397	8,397	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	724,180	703,784	18,272	2,125	(1,045)	(154)	(164)	(727)
Off-balance sheet (in scope of ECL)
Guarantees	19,126	17,595	1,364	167	(50)	(17)	(8)	(25)
of which: Large corporate clients	3,586	2,581	884	122	(14)	(3)	(3)	(8)
of which: SME clients	1,320	1,087	187	45	(11)	(1)	(1)	(10)
of which: Financial intermediaries and hedge funds	8,632	8,479	153	0	(16)	(12)	(4)	0
of which: Lombard	2,216	2,215	0	0	(1)	0	0	(1)
of which: Commodity trade finance	2,362	2,362	0	0	(2)	(1)	0	(1)
Irrevocable loan commitments	38,065	35,239	2,716	109	(113)	(70)	(44)	0
of which: Large corporate clients	22,902	20,440	2,428	34	(99)	(63)	(36)	0
Forward starting reverse repurchase and securities borrowing agreements	3,740	3,740	0	0	0	0	0	0
Committed unconditionally revocable credit lines	41,089	37,962	3,063	64	(37)	(28)	(10)	0
of which: Real estate financing	6,981	6,476	506	0	(6)	(5)	(1)	0
of which: Large corporate clients	4,517	3,440	1,054	23	(7)	(4)	(3)	0
of which: SME clients	5,111	4,597	481	33	(14)	(11)	(3)	0
of which: Lombard	8,350	8,350	0	0	0	0	0	0
of which: Credit cards	9,218	8,762	448	8	(6)	(5)	(2)	0
of which: Commodity trade finance	169	169	0	0	0	0	0	0
Irrevocable committed prolongation of existing loans	5,767	5,692	53	22	(2)	(2)	0	0
Total off-balance sheet financial instruments and other credit lines	107,787	100,228	7,196	363	(203)	(116)	(62)	(25)
Total allowances and provisions					(1,248)	(270)	(225)	(752)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 9  Expected credit loss measurement (continued)

USD million	30.6.21
	Carrying amount¹ / Total exposure				ECL allowances / provisions
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	160,672	160,672	0	0	0	0	0	0
Loans and advances to banks	16,376	16,333	42	0	(8)	(6)	(1)	(1)
Receivables from securities financing transactions	83,494	83,494	0	0	(3)	(3)	0	0
Cash collateral receivables on derivative instruments	29,787	29,787	0	0	0	0	0	0
Loans and advances to customers	391,406	371,090	18,403	1,913	(950)	(124)	(156)	(670)
of which: Private clients with mortgages	147,827	137,851	9,140	836	(139)	(26)	(76)	(37)
of which: Real estate financing	42,627	37,950	4,663	14	(49)	(17)	(32)	0
of which: Large corporate clients	14,294	12,671	1,229	395	(246)	(20)	(19)	(207)
of which: SME clients	14,116	11,753	1,814	549	(291)	(20)	(19)	(253)
of which: Lombard	146,167	146,135	0	32	(35)	(6)	0	(29)
of which: Credit cards	1,611	1,255	327	28	(34)	(9)	(9)	(16)
of which: Commodity trade finance	3,399	3,345	38	16	(103)	(5)	0	(98)
Other financial assets measured at amortized cost	27,201	26,456	436	309	(124)	(30)	(9)	(86)
of which: Loans to financial advisors	2,415	1,924	197	295	(103)	(23)	(6)	(74)
Total financial assets measured at amortized cost	708,937	687,833	18,882	2,222	(1,085)	(163)	(166)	(757)
Financial assets measured at fair value through other comprehensive income	7,775	7,775	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	716,713	695,609	18,882	2,222	(1,085)	(163)	(166)	(757)
Off-balance sheet (in scope of ECL)
Guarantees	17,457	15,719	1,580	158	(52)	(15)	(9)	(27)
of which: Large corporate clients	3,142	1,995	1,035	112	(13)	(3)	(3)	(7)
of which: SME clients	1,269	1,002	222	46	(13)	(1)	(1)	(12)
of which: Financial intermediaries and hedge funds	7,465	7,257	208	0	(16)	(10)	(5)	0
of which: Lombard	2,166	2,166	0	0	(1)	0	0	(1)
of which: Commodity trade finance	2,372	2,342	30	0	(2)	(1)	0	(1)
Irrevocable loan commitments	37,751	34,505	3,064	181	(118)	(69)	(49)	0
of which: Large corporate clients	22,464	19,621	2,718	125	(103)	(61)	(42)	0
Forward starting reverse repurchase and securities borrowing agreements	8,253	8,253	0	0	0	0	0	0
Committed unconditionally revocable credit lines	40,667	37,072	3,526	68	(36)	(28)	(8)	0
of which: Real estate financing	6,542	6,135	407	0	(5)	(4)	(1)	0
of which: Large corporate clients	4,383	2,924	1,434	25	(7)	(4)	(3)	0
of which: SME clients	5,173	4,498	643	32	(14)	(12)	(2)	0
of which: Lombard	8,632	8,632	0	0	0	0	0	0
of which: Credit cards	9,298	8,825	464	9	(6)	(5)	(2)	0
of which: Commodity trade finance	251	251	0	0	0	0	0	0
Irrevocable committed prolongation of existing loans	5,281	5,260	20	1	(3)	(2)	(1)	0
Total off-balance sheet financial instruments and other credit lines	109,409	100,810	8,191	408	(209)	(114)	(67)	(27)
Total allowances and provisions					(1,294)	(277)	(233)	(784)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

Note 9  Expected credit loss measurement (continued)

USD million	31.12.20
	Carrying amount¹ / Total exposure				ECL allowances / provisions
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	158,231	158,231	0	0	0	0	0	0
Loans and advances to banks	15,344	15,160	184	0	(16)	(9)	(5)	(1)
Receivables from securities financing transactions	74,210	74,210	0	0	(2)	(2)	0	0
Cash collateral receivables on derivative instruments	32,737	32,737	0	0	0	0	0	0
Loans and advances to customers	380,977	358,396	20,341	2,240	(1,060)	(142)	(215)	(703)
of which: Private clients with mortgages	148,175	138,769	8,448	959	(166)	(35)	(93)	(39)
of which: Real estate financing	43,429	37,568	5,838	23	(63)	(15)	(44)	(4)
of which: Large corporate clients	15,161	12,658	2,029	474	(279)	(27)	(40)	(212)
of which: SME clients	14,872	11,990	2,254	628	(310)	(19)	(23)	(268)
of which: Lombard	133,850	133,795	0	55	(36)	(5)	0	(31)
of which: Credit cards	1,558	1,198	330	30	(38)	(11)	(11)	(16)
of which: Commodity trade finance	3,269	3,214	43	12	(106)	(5)	0	(101)
Other financial assets measured at amortized cost	27,219	26,401	348	469	(133)	(34)	(9)	(90)
of which: Loans to financial advisors	2,569	1,982	137	450	(108)	(27)	(5)	(76)
Total financial assets measured at amortized cost	688,717	665,135	20,873	2,709	(1,211)	(187)	(229)	(795)
Financial assets measured at fair value through other comprehensive income	8,258	8,258	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	696,976	673,394	20,873	2,709	(1,211)	(187)	(229)	(795)
Off-balance sheet (in scope of ECL)
Guarantees	17,081	14,687	2,225	170	(63)	(14)	(15)	(34)
of which: Large corporate clients	3,710	2,048	1,549	113	(20)	(4)	(5)	(12)
of which: SME clients	1,310	936	326	48	(13)	(1)	(1)	(11)
of which: Financial intermediaries and hedge funds	7,637	7,413	224	0	(17)	(7)	(9)	0
of which: Lombard	641	633	0	8	(2)	0	0	(2)
of which: Commodity trade finance	1,441	1,416	25	0	(2)	(1)	0	0
Irrevocable loan commitments	41,372	36,894	4,374	104	(142)	(74)	(68)	0
of which: Large corporate clients	24,209	20,195	3,950	64	(121)	(63)	(58)	0
Forward starting reverse repurchase and securities borrowing agreements	3,247	3,247	0	0	0	0	0	0
Committed unconditionally revocable credit lines	42,077	37,176	4,792	108	(50)	(29)	(21)	0
of which: Real estate financing	6,328	5,811	517	0	(12)	(5)	(7)	0
of which: Large corporate clients	4,909	2,783	2,099	27	(9)	(2)	(7)	0
of which: SME clients	5,827	4,596	1,169	63	(16)	(12)	(4)	0
of which: Lombard	9,671	9,671	0	0	0	(1)	0	0
of which: Credit cards	8,661	8,220	430	11	(8)	(6)	(2)	0
of which: Commodity trade finance	242	242	0	0	0	0	0	0
Irrevocable committed prolongation of existing loans	3,282	3,277	5	0	(2)	(2)	0	0
Total off-balance sheet financial instruments and other credit lines	107,059	95,281	11,396	382	(257)	(119)	(104)	(34)
Total allowances and provisions					(1,468)	(306)	(333)	(829)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 9  Expected credit loss measurement (continued)

The table below provides information about the ECL gross exposure and the ECL coverage ratio for our core loan portfolios (i.e., Loans and advances to customers and  Loans to financial advisors) and relevant off-balance sheet exposures. Cash and balances at central banks, Loans and advances to banks, Receivables from securities financing transactions, Cash collateral receivables on derivative instruments and Financial assets measured at fair value through other comprehensive income are not included in the table below, due to their lower sensitivity to ECL.

ECL coverage ratios are calculated by dividing ECL allowances and provisions by the gross carrying amount of the exposures.

Coverage ratios for core loan portfolio	30.9.21
	Gross carrying amount (USD million)				ECL coverage (bps)
On-balance sheet	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Private clients with mortgages	148,810	139,485	8,520	805	9	2	79	440
Real estate financing	42,608	37,933	4,665	10	14	5	91	80
Large corporate clients	13,383	11,522	1,257	604	171	17	124	3,210
SME clients	14,434	11,853	1,821	761	191	15	89	3,177
Lombard	147,306	147,259	0	47	2	0	0	5,849
Credit cards	1,702	1,309	350	44	203	73	257	3,652
Commodity trade finance	3,487	3,365	7	115	295	16	2	8,491
Other loans and advances to customers	20,953	19,564	1,322	67	23	9	14	4,487
Loans to financial advisors	2,596	2,003	234	358	371	89	295	1,998
Total[1]	395,280	374,293	18,176	2,811	26	4	88	2,540

	Gross exposure (USD million)				ECL coverage (bps)
Off-balance sheet	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Private clients with mortgages	7,867	7,600	264	3	4	4	8	103
Real estate financing	8,843	8,317	526	0	9	7	54	0
Large corporate clients	31,039	26,494	4,366	179	38	26	96	466
SME clients	8,209	7,197	843	168	41	19	118	572
Lombard	14,309	14,309	0	0	2	1	0	0
Credit cards	9,218	8,762	448	8	7	5	35	0
Commodity trade finance	2,532	2,531	0	0	8	5	0	0
Financial intermediaries and hedge funds	10,582	10,252	330	0	17	13	137	0
Other off-balance sheet commitments	11,449	11,025	419	5	10	5	21	0
Total[2]	104,047	96,488	7,196	363	20	12	86	695

1 Includes Loans and advances to customers of USD 392,684 million and Loans to financial advisors of USD 2,596 million, which are presented on the balance sheet line Other assets measured at amortized cost.    2 Excludes Forward starting reverse repurchase and securities borrowing agreements.

Coverage ratios for core loan portfolio	30.6.21
	Gross carrying amount (USD million)				ECL coverage (bps)
On-balance sheet	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Private clients with mortgages	147,966	137,877	9,216	874	9	2	82	427
Real estate financing	42,677	37,967	4,696	14	12	4	69	101
Large corporate clients	14,540	12,691	1,247	602	169	16	151	3,446
SME clients	14,407	11,772	1,833	802	202	17	102	3,152
Lombard	146,202	146,141	0	61	2	0	0	4,698
Credit cards	1,644	1,264	336	44	205	72	261	3,608
Commodity trade finance	3,503	3,350	38	114	295	15	2	8,605
Other loans and advances to customers	21,418	20,152	1,193	73	25	11	13	4,051
Loans to financial advisors	2,518	1,946	202	369	408	116	290	2,016
Total[1]	394,875	373,161	18,762	2,952	27	4	86	2,521

	Gross exposure (USD million)				ECL coverage (bps)
Off-balance sheet	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Private clients with mortgages	8,063	7,809	251	3	4	4	7	349
Real estate financing	8,048	7,596	452	0	9	7	49	0
Large corporate clients	29,990	24,540	5,187	262	41	27	91	278
SME clients	8,273	7,099	1,040	134	43	20	91	878
Lombard	14,736	14,735	0	0	1	0	0	0
Credit cards	9,298	8,825	464	9	7	5	33	0
Commodity trade finance	2,623	2,593	30	0	8	5	50	0
Financial intermediaries and hedge funds	12,447	11,981	466	0	14	10	120	0
Other off-balance sheet commitments	7,678	7,377	301	0	17	8	21	0
Total[2]	101,155	92,556	8,191	408	21	12	82	671

1 Includes Loans and advances to customers of USD 392,357 million and Loans to financial advisors of USD 2,518 million, which are presented on the balance sheet line Other assets measured at amortized cost.    2 Excludes Forward starting reverse repurchase and securities borrowing agreements.

Note 9  Expected credit loss measurement (continued)

Coverage ratios for core loan portfolio	31.12.20
	Gross carrying amount (USD million)				ECL coverage (bps)
On-balance sheet	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Private clients with mortgages	148,341	138,803	8,540	998	11	2	108	390
Real estate financing	43,492	37,583	5,883	27	15	4	75	1,414
Large corporate clients	15,440	12,684	2,069	686	181	21	192	3,089
SME clients	15,183	12,010	2,277	896	204	16	101	2,991
Lombard	133,886	133,800	0	86	3	0	0	3,592
Credit cards	1,596	1,209	342	46	240	91	333	3,488
Commodity trade finance	3,375	3,219	43	113	315	16	2	8,939
Other loans and advances to customers	20,722	19,229	1,402	91	29	13	25	3,563
Loans to financial advisors	2,677	2,009	142	526	404	135	351	1,446
Total[1]	384,714	360,547	20,697	3,470	30	5	106	2,247

	Gross exposure (USD million)				ECL coverage (bps)
Off-balance sheet	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Private clients with mortgages	6,285	6,083	198	3	7	6	16	197
Real estate financing	7,056	6,576	481	0	21	9	185	0
Large corporate clients	32,828	25,026	7,598	205	46	27	92	565
SME clients	9,121	7,239	1,734	148	40	19	63	779
Lombard	14,178	14,170	0	8	2	1	0	1,941
Credit cards	8,661	8,220	430	11	9	8	44	0
Commodity trade finance	1,683	1,658	25	0	10	8	15	0
Financial intermediaries and hedge funds	7,690	7,270	448	0	26	13	248	166
Other off-balance sheet commitments	16,309	15,792	482	8	12	6	11	0
Total[2]	103,812	92,034	11,396	382	25	13	91	894

1 Includes Loans and advances to customers of USD 382,036 million and Loans to financial advisors of USD 2,677 million, which are presented on the balance sheet line Other assets measured at amortized cost.    2 Excludes Forward starting reverse repurchase and securities borrowing agreements.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 10  Fair value measurement

This Note provides fair value measurement information for both financial and non-financial instruments and should be read in conjunction with “Note 21 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2020, which provides more information about valuation principles, valuation governance, fair value hierarchy classification, valuation adjustments, valuation techniques and inputs, sensitivity of fair value measurements, and methods applied to calculate fair values for financial instruments not measured at fair value.

All financial and non-financial assets and liabilities measured or disclosed at fair value are categorized into one of three fair value hierarchy levels. When the inputs used to measure fair value may fall within different levels of the fair value hierarchy, the level in the hierarchy within which each instrument is classified in its entirety is based on the lowest-level input that is significant to the position’s fair value measurement:

–     Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;

–     Level 2 – valuation techniques for which all significant inputs are, or are based on, observable market data; or

–     Level 3 – valuation techniques for which significant inputs are not based on observable market data.

Note 10   Fair value measurement (continued)

a) Fair value hierarchy

The fair value hierarchy classification of financial and non-financial assets and liabilities measured at fair value is summarized in the table below.

Determination of fair values from quoted market prices or valuation techniques[1]
	30.9.21				30.6.21				31.12.20
USD million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial assets measured at fair value on a recurring basis

Financial assets at fair value held for trading	108,962	14,834	1,791	125,586	103,722	16,782	2,123	122,628	107,526	15,630	2,337	125,492
of which:
Equity instruments	93,181	861	103	94,145	86,760	1,336	128	88,224	90,327	1,101	171	91,599
Government bills / bonds	7,319	1,555	31	8,905	8,123	1,776	10	9,910	9,028	2,207	10	11,245
Investment fund units	7,700	1,335	13	9,048	8,048	1,707	18	9,773	7,374	1,794	23	9,192
Corporate and municipal bonds	756	8,848	831	10,435	784	8,524	821	10,129	789	8,432	817	10,038
Loans	0	1,898	672	2,570	0	3,115	1,000	4,114	0	1,860	1,134	2,995
Asset-backed securities	6	337	141	484	7	323	147	478	8	236	181	425

Derivative financial instruments	1,299	118,526	1,364	121,189	795	119,348	1,479	121,622	795	157,069	1,754	159,618
of which:
Foreign exchange contracts	602	50,263	8	50,873	296	49,154	6	49,456	319	68,425	5	68,750
Interest rate contracts	0	33,677	285	33,962	0	38,104	342	38,446	0	50,353	537	50,890
Equity / index contracts	0	31,581	696	32,278	1	28,383	801	29,185	0	33,990	853	34,842
Credit derivative contracts	0	1,185	343	1,528	0	1,739	303	2,043	0	2,008	350	2,358
Commodity contracts	0	1,691	27	1,718	0	1,832	24	1,856	0	2,211	6	2,217

Brokerage receivables	0	20,746	0	20,746	0	23,010	0	23,010	0	24,659	0	24,659

Financial assets at fair value not held for trading	26,252	29,830	4,287	60,368	29,125	31,367	4,459	64,952	40,986	35,110	3,942	80,038
of which:
Financial assets for unit-linked investment contracts	20,793	6	4	20,803	21,974	9	8	21,991	20,628	101	2	20,731
Corporate and municipal bonds	138	14,930	323	15,391	88	16,009	333	16,430	290	16,957	372	17,619
Government bills / bonds	4,908	3,114	0	8,022	6,640	3,331	0	9,971	19,704	3,593	0	23,297
Loans	0	4,523	902	5,425	0	5,626	1,087	6,712	0	7,699	862	8,561
Securities financing transactions	0	7,084	202	7,286	0	6,203	201	6,404	0	6,629	122	6,751
Auction rate securities	0	0	1,573	1,573	0	0	1,563	1,563	0	0	1,527	1,527
Investment fund units	310	173	118	600	317	172	120	610	278	121	105	505
Equity instruments	102	0	632	734	105	18	594	717	86	0	544	631
Other	0	0	533	533	0	0	554	554	0	10	408	418

Financial assets measured at fair value through other comprehensive income on a recurring basis

Financial assets measured at fair value through other comprehensive income	2,804	5,593	0	8,397	2,165	5,611	0	7,775	1,144	7,114	0	8,258
of which:
Asset-backed securities	0	5,205	0	5,205	0	5,200	0	5,200	0	6,624	0	6,624
Government bills / bonds	2,758	33	0	2,791	2,121	44	0	2,165	1,103	47	0	1,150
Corporate and municipal bonds	45	355	0	400	44	367	0	411	40	444	0	485

Non-financial assets measured at fair value on a recurring basis

Precious metals and other physical commodities	5,027	0	0	5,027	5,470	0	0	5,470	6,264	0	0	6,264

Non-financial assets measured at fair value on a non-recurring basis

Other non-financial assets[2]	0	0	66	66	0	1	67	68	0	1	245	246
Total assets measured at fair value	144,343	189,529	7,508	341,380	141,277	196,119	8,129	345,525	156,716	239,583	8,278	404,576

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 10  Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques (continued)[1]
	30.9.21				30.6.21				31.12.20
USD million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial liabilities measured at fair value on a recurring basis

Financial liabilities at fair value held for trading	28,339	6,215	96	34,650	27,038	6,216	94	33,348	26,889	6,652	55	33,595
of which:
Equity instruments	22,480	364	80	22,924	20,826	387	75	21,288	22,519	425	40	22,985
Corporate and municipal bonds	36	4,426	11	4,473	37	4,592	13	4,642	31	4,048	9	4,089
Government bills / bonds	5,414	787	0	6,201	5,727	620	0	6,347	3,642	1,036	0	4,678
Investment fund units	405	602	5	1,013	442	581	6	1,028	696	1,127	5	1,828

Derivative financial instruments	1,271	117,349	2,543	121,164	754	117,985	2,950	121,688	746	156,884	3,471	161,102
of which:
Foreign exchange contracts	576	49,586	19	50,182	280	47,050	59	47,389	316	70,149	61	70,527
Interest rate contracts	0	28,415	534	28,949	0	32,177	526	32,703	0	43,389	527	43,916
Equity / index contracts	0	35,701	1,606	37,307	9	34,431	1,902	36,342	0	38,870	2,306	41,176
Credit derivative contracts	0	1,427	296	1,723	0	2,000	392	2,392	0	2,403	528	2,931
Commodity contracts	0	2,055	67	2,122	0	2,034	51	2,085	0	2,003	24	2,027

Financial liabilities designated at fair value on a recurring basis

Brokerage payables designated at fair value	0	45,557	0	45,557	0	39,129	0	39,129	0	38,742	0	38,742

Debt issued designated at fair value	0	56,360	13,211	69,571	0	60,321	12,478	72,799	0	50,273	9,595	59,868

Other financial liabilities designated at fair value	0	29,545	3,031	32,576	0	30,032	2,876	32,908	0	29,682	2,091	31,773
of which:
Financial liabilities related to unit-linked investment contracts	0	21,078	0	21,078	0	22,217	0	22,217	0	20,975	0	20,975
Securities financing transactions	0	7,142	13	7,156	0	6,181	3	6,184	0	7,317	0	7,317
Over-the-counter debt instruments	0	1,241	670	1,911	0	1,550	592	2,142	0	1,363	697	2,060
Total liabilities measured at fair value	29,611	255,026	18,881	303,517	27,792	253,682	18,398	299,871	27,635	282,233	15,212	325,080

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are not included in this table. The fair value of these derivatives was not material for the periods presented.    2 Other non-financial assets primarily consist of properties and other non-current assets held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.

b) Valuation adjustments and other items

The table below summarizes the valuation adjustment reserves recognized on the balance sheet. Details about each category are provided further below.

Valuation adjustment reserves on the balance sheet
	As of
Life-to-date gain / (loss), USD million	30.9.21	30.6.21	31.12.20
Deferred day-1 profit or loss reserves	429	405	269
Own credit adjustments on financial liabilities designated at fair value	(371)	(278)	(381)
CVAs, FVAs, DVAs and other valuation adjustments	(948)	(956)	(959)

Deferred day-1 profit or loss reserves

The table below summarizes the changes in deferred day-1 profit or loss reserves during the relevant period.

Deferred day-1 profit or loss is generally released into Other net income from financial instruments measured at fair value through profit or loss when pricing of equivalent products or the underlying parameters become observable or when the transaction is closed out.

Deferred day-1 profit or loss reserves
	For the quarter ended			Year-to-date
USD million	30.9.21	30.6.21	30.9.20	30.9.21	30.9.20
Reserve balance at the beginning of the period	405	387	243	269	146
Profit / (loss) deferred on new transactions	102	97	48	380	287
(Profit) / loss recognized in the income statement	(78)	(79)	(60)	(220)	(201)
Foreign currency translation	(1)	0	0	(1)	(1)
Reserve balance at the end of the period	429	405	231	429	231

Note 10  Fair value measurement (continued)

Own credit

The valuation of financial liabilities designated at fair value requires consideration of the own credit component of fair value. Own credit risk is reflected in the valuation of UBS’s fair value option liabilities where this component is considered relevant for valuation purposes by UBS’s counterparties and other market participants. However, own credit risk is not reflected in the valuation of UBS’s liabilities that are fully collateralized or for other obligations for which it is established market practice to not include an own credit component.

A description of UBS’s methodology to estimate own credit and the related accounting principles is included in “Note 21 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2020.

In the third quarter of 2021, other comprehensive income related to own credit on financial liabilities designated at fair value was negative USD 98 million, primarily due to a tightening of UBS’s credit spreads.

Own credit adjustments on financial liabilities designated at fair value
	Included in Other comprehensive income
	For the quarter ended			Year-to-date
USD million	30.9.21	30.6.21	30.9.20	30.9.21	30.9.20
Recognized during the period:
Realized gain / (loss)	(3)	(5)	(5)	(14)	5
Unrealized gain / (loss)	(95)	123	(139)	6	(86)
Total gain / (loss), before tax	(98)	118	(144)	(8)	(82)

	As of
USD million	30.9.21	30.6.21	31.12.20
Recognized on the balance sheet as of the end of the period:
Unrealized life-to-date gain / (loss)	(371)	(278)	(381)

Credit, funding, debit and other valuation adjustments

A description of UBS’s methodology for estimating credit valuation adjustments (CVAs), funding valuation adjustments (FVAs), debit valuation adjustments (DVAs) and other valuation adjustments is included in “Note 21 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2020.

Valuation adjustments on financial instruments
	As of
Life-to-date gain / (loss), USD million	30.9.21	30.6.21	31.12.20
Credit valuation adjustments[1]	(48)	(51)	(66)
Funding valuation adjustments	(53)	(58)	(73)
Debit valuation adjustments	2	1	0
Other valuation adjustments	(849)	(848)	(820)
of which: liquidity	(321)	(327)	(340)
of which: model uncertainty	(527)	(521)	(479)
1 Amounts do not include reserves against defaulted counterparties.

c) Transfers between Level 1 and Level 2

During the first nine months of 2021, assets and liabilities transferred from Level 2 to Level 1, or from Level 1 to Level 2, that were held for the entire reporting period were not material.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 10  Fair value measurement (continued)

d) Level 3 instruments: valuation techniques and inputs

The table below presents material Level 3 assets and liabilities, together with the valuation techniques used to measure fair value, the inputs used in a given valuation technique that are considered significant as of 30 September 2021 and unobservable, and a range of values for those unobservable inputs.

The range of values represents the highest- and lowest-level inputs used in the valuation techniques. Therefore the range does not reflect the level of uncertainty regarding a particular input or an assessment of the reasonableness of UBS’s estimates and assumptions, but rather the different underlying characteristics of the relevant assets and liabilities held by UBS. The ranges will therefore vary from period to period and parameter to parameter based on characteristics of the instruments held at each balance sheet date. Furthermore, the ranges of unobservable inputs may differ across other financial institutions, reflecting the diversity of the products in each firm’s inventory.

The significant unobservable inputs disclosed in the table below are consistent with those included in “Note 21 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2020. A description of the potential effect that a change in each unobservable input in isolation may have on a fair value measurement, including information to facilitate an understanding of factors that give rise to the input ranges shown, is also provided in “Note 21 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2020.

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
	Fair value					Significant unobservable input(s)[1]	Range of inputs
	Assets		Liabilities		Valuation technique(s)		30.9.21			31.12.20
USD billion	30.9.21	31.12.20	30.9.21	31.12.20			low	high	weighted average[2]	low	high	weighted average[2]	unit[1]
Financial assets and liabilities at fair value held for trading and Financial assets at fair value not held for trading
Corporate and municipal bonds	1.2	1.2	0.0	0.0	Relative value to market comparable	Bond price equivalent	26	143	99	1	143	100	points
					Discounted expected cash flows	Discount margin	379	379		268	268		basis points
Traded loans, loans measured at fair value, loan commitments and guarantees	2.1	2.4	0.0	0.0	Relative value to market comparable	Loan price equivalent	1	101	100	0	101	99	points
					Discounted expected cash flows	Credit spread	180	800	442	190	800	398	basis points
					Market comparable and securitization model	Credit spread	28	1,545	237	40	1,858	333	basis points
Auction rate securities	1.6	1.5			Discounted expected cash flows	Credit spread	115	213	159	100	188	140	basis points
Investment fund units[3]	0.1	0.1	0.0	0.0	Relative value to market comparable	Net asset value
Equity instruments[3]	0.7	0.7	0.1	0.0	Relative value to market comparable	Price
Debt issued designated at fair value[4]			13.2	9.6
Other financial liabilities designated at fair value			3.0	2.1	Discounted expected cash flows	Funding spread	25	175		42	175		basis points
Derivative financial instruments
Interest rate contracts	0.3	0.5	0.5	0.5	Option model	Volatility of interest rates	48	77		29	69		basis points
Credit derivative contracts	0.3	0.3	0.3	0.5	Discounted expected cash flows	Credit spreads	1	417		1	489		basis points
						Bond price equivalent	3	104		0	100		points
Equity / index contracts	0.7	0.9	1.6	2.3	Option model	Equity dividend yields	0	17		0	13%
						Volatility of equity stocks, equity and other indices	4	94		4	100%
						Equity-to-FX correlation	(29)	76		(34)	65%
						Equity-to-equity correlation	(25)	100		(16)	100%

1 The ranges of significant unobservable inputs are represented in points, percentages and basis points. Points are a percentage of par (e.g., 100 points would be 100% of par).    2 Weighted averages are provided for most non-derivative financial instruments and were calculated by weighting inputs based on the fair values of the respective instruments. Weighted averages are not provided for inputs related to Other financial liabilities designated at fair value and Derivative financial instruments, as this would not be meaningful.    3 The range of inputs is not disclosed, as there is a dispersion of values given the diverse nature of the investments.    4 Debt issued designated at fair value is composed primarily of UBS structured notes, which include variable maturity notes with various equity and foreign exchange underlying risks, rates-linked and credit-linked notes, all of which have embedded derivative parameters that are considered to be unobservable. The equivalent derivative instrument parameters are presented in the respective derivative financial instruments lines in this table.

Note 10  Fair value measurement (continued)

e) Level 3 instruments: sensitivity to changes in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would change fair value significantly, and the estimated effect thereof. The table presents the favorable and unfavorable effects for each class of financial assets and liabilities for which the potential change in fair value is considered significant. The sensitivity of fair value measurements for debt issued designated at fair value and over-the-counter debt instruments designated at fair value is reported together with the equivalent derivative or securities financing instrument.

The sensitivity data shown below presents an estimation of valuation uncertainty based on reasonably possible alternative values for Level 3 inputs at the balance sheet date and does not represent the estimated effect of stress scenarios. Typically, these financial assets and liabilities are sensitive to a combination of inputs from Levels 1–3. Although well-defined interdepend-encies may exist between Levels 1–2 and Level 3 parameters (e.g., between interest rates, which are generally Level 1 or Level 2, and prepayments, which are generally Level 3), these have not been incorporated in the table. Furthermore, direct interrelationships between the Level 3 parameters are not a significant element of the valuation uncertainty.

Sensitivity of fair value measurements to changes in unobservable input assumptions
	30.9.21		30.6.21		31.12.20
USD million	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Traded loans, loans designated at fair value, loan commitments and guarantees	19	(10)	22	(13)	29	(28)
Securities financing transactions	43	(62)	69	(68)	40	(52)
Auction rate securities	83[1]	(83)[1]	114	(114)	105	(105)
Asset-backed securities	26	(29)	48	(34)	41	(41)
Equity instruments	165	(138)	150	(120)	129	(96)
Interest rate derivative contracts, net	32	(18)	25	(14)	11	(16)
Credit derivative contracts, net	6	(8)	8	(10)	10	(14)
Foreign exchange derivative contracts, net	21	(16)	15	(9)	20	(15)
Equity / index derivative contracts, net	362	(326)	344	(324)	318	(294)
Other	53	(76)	58	(77)	91	(107)
Total	810	(766)	852	(782)	794	(768)
1 Includes refinements applied in estimating valuation uncertainty across various parameters and a change in assumptions regarding the underlying statistical distribution.

f) Level 3 instruments: movements during the period

Significant changes in Level 3 instruments

The table on the following pages presents additional information about material Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities may be hedged with instruments classified as Level 1 or Level 2 in the fair value hierarchy and, as a result, realized and unrealized gains and losses included in the table may not include the effect of related hedging activity. Furthermore, the realized and unrealized gains and losses presented in the table are not limited solely to those arising from Level 3 inputs, as valuations are generally derived from both observable and unobservable parameters.

Assets and liabilities transferred into or out of Level 3 are presented as if those assets or liabilities had been transferred at the beginning of the year.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 10  Fair value measurement (continued)

Movements of Level 3 instruments
		Total gains / losses included in comprehensive income
USD billion	Balance as of 31 December 2019	Net gains / losses included in income[1]	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 30 September 2020

Financial assets at fair value held for trading	1.8	0.0	0.0	0.6	(1.4)	0.5	0.0	0.2	0.0	0.0	1.6
of which:
Investment fund units	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Corporate and municipal bonds	0.5	0.1	0.0	0.4	(0.5)	0.0	0.0	0.0	0.0	0.0	0.5
Loans	0.8	0.0	0.0	0.0	(0.6)	0.5	0.0	0.0	0.0	0.0	0.7
Other	0.4	(0.1)	(0.1)	0.1	(0.2)	0.0	0.0	0.1	0.0	0.0	0.3

Derivative financial instruments – assets	1.3	0.2	0.2	0.0	0.0	0.6	(0.9)	0.5	(0.1)	0.0	1.5
of which:
Interest rate contracts	0.3	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.3
Equity / index contracts	0.6	0.0	0.1	0.0	0.0	0.5	(0.7)	0.4	(0.1)	0.0	0.8
Credit derivative contracts	0.4	0.0	0.0	0.0	0.0	0.1	(0.2)	0.0	0.0	0.0	0.3
Other	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Financial assets at fair value not held for trading	4.0	(0.2)	(0.1)	0.8	(0.8)	0.0	0.0	0.0	0.0	0.0	3.8
of which:
Loans	1.2	0.0	0.1	0.3	(0.7)	0.0	0.0	0.0	0.0	0.0	0.8
Auction rate securities	1.5	(0.1)	(0.1)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.4
Equity instruments	0.5	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.5
Other	0.7	0.0	0.0	0.4	(0.1)	0.0	0.0	0.0	0.0	0.0	1.0

Derivative financial instruments – liabilities	2.0	0.8	0.7	0.0	0.0	0.7	(0.7)	0.5	(0.5)	0.0	2.8
of which:
Interest rate contracts	0.1	0.5	0.5	0.0	0.0	0.1	(0.1)	0.3	(0.1)	0.0	0.7
Equity / index contracts	1.3	0.4	0.2	0.0	0.0	0.5	(0.5)	0.1	(0.2)	0.0	1.6
Credit derivative contracts	0.5	0.0	0.0	0.0	0.0	0.1	0.0	0.1	(0.2)	0.0	0.5
Other	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1

Debt issued designated at fair value	9.6	(0.7)	(0.6)	0.0	0.0	5.2	(4.4)	0.4	(1.5)	0.0	8.7

Other financial liabilities designated at fair value	1.0	0.2	0.2	0.0	0.0	1.4	(0.4)	0.0	0.0	0.0	2.2

1 Net gains / losses included in comprehensive income are composed of Net interest income, Other net income from financial instruments measured at fair value through profit or loss and Other income.    2 Total Level 3 assets as of 30 September 2021 were USD 7.5 billion (31 December 2020: USD 8.3 billion). Total Level 3 liabilities as of 30 September 2021 were USD 18.9 billion (31 December 2020: USD 15.2 billion).

Note 10   Fair value measurement (continued)

.
	Total gains / losses included in comprehensive income
Balance as of 31 December 2020[2]	Net gains / losses included in income[1]	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 30 September 2021[2]

2.3	0.0	0.0	0.3	(1.0)	0.2	0.0	0.2	(0.2)	0.0	1.8

0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
0.8	0.0	0.0	0.2	(0.2)	0.0	0.0	0.0	(0.1)	0.0	0.8
1.1	0.0	0.0	0.0	(0.6)	0.2	0.0	0.0	(0.2)	0.0	0.7
0.4	(0.1)	(0.1)	0.0	(0.2)	0.0	0.0	0.1	0.0	0.0	0.3

1.8	(0.2)	(0.2)	0.0	0.0	0.5	(0.5)	0.1	(0.1)	0.0	1.4

0.5	(0.1)	(0.1)	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	0.3
0.9	0.0	0.0	0.0	0.0	0.3	(0.4)	0.0	(0.1)	0.0	0.7
0.3	(0.1)	(0.1)	0.0	0.0	0.1	0.0	0.1	0.0	0.0	0.3
0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

3.9	0.1	0.1	0.8	(0.4)	0.0	0.0	0.1	(0.3)	0.0	4.3

0.9	0.0	0.0	0.4	(0.2)	0.0	0.0	0.0	(0.3)	0.0	0.9
1.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.6
0.5	0.1	0.1	0.1	(0.1)	0.0	0.0	0.0	0.0	0.0	0.6
1.0	0.0	(0.1)	0.3	(0.1)	0.0	0.0	0.0	0.0	0.0	1.2

3.5	0.2	0.0	0.0	0.0	0.8	(1.6)	0.0	(0.3)	0.0	2.5

0.5	0.0	0.0	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	0.5
2.3	0.4	0.1	0.0	0.0	0.6	(1.4)	0.0	(0.2)	0.0	1.6
0.5	(0.2)	(0.2)	0.0	0.0	0.1	0.0	0.0	(0.1)	0.0	0.3
0.1	0.1	0.0	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	0.1

9.6	0.2	0.2	0.0	0.0	7.7	(3.4)	0.2	(0.9)	(0.2)	13.2

2.1	0.0	0.0	0.0	0.0	1.2	(0.3)	0.0	0.0	0.0	3.0

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 10   Fair value measurement (continued)

g) Financial instruments not measured at fair value

The table below reflects the estimated fair values of financial instruments not measured at fair value.

Financial instruments not measured at fair value
	30.9.21		30.6.21		31.12.20
USD billion	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Assets
Cash and balances at central banks	174.5	174.5	160.7	160.7	158.2	158.2
Loans and advances to banks	16.3	16.3	16.4	16.4	15.3	15.3
Receivables from securities financing transactions	74.5	74.5	83.5	83.5	74.2	74.2
Cash collateral receivables on derivative instruments	31.7	31.7	29.8	29.8	32.7	32.7
Loans and advances to customers	391.8	390.8	391.4	391.0	381.0	382.3
Other financial assets measured at amortized cost	27.1	27.5	27.2	27.7	27.2	28.0
Liabilities
Amounts due to banks	13.3	13.3	14.6	14.6	11.0	11.1
Payables from securities financing transactions	5.3	5.3	6.0	6.0	6.3	6.3
Cash collateral payables on derivative instruments	33.1	33.1	32.2	32.2	37.3	37.3
Customer deposits	521.6	521.7	517.5	517.5	527.9	528.0
Funding from UBS Group AG	54.1	55.7	55.9	57.5	54.0	55.6
Debt issued measured at amortized cost	80.1	80.8	84.5	85.4	85.4	86.3
Other financial liabilities measured at amortized cost[1]	6.7	6.7	7.0	7.0	6.6	6.7
1 Excludes lease liabilities.

The fair values included in the table above have been calculated for disclosure purposes only. The valuation techniques and assumptions relate only to UBS’s financial instruments not otherwise measured at fair value. Other institutions may use different methods and assumptions for their fair value estimation, and therefore such fair value disclosures cannot necessarily be compared from one financial institution to another.

Note 11  Derivative instruments

a) Derivative instruments

As of 30.9.21, USD billion	Derivative financial assets	Notional values related to derivative financial assets[1]	Derivative financial liabilities	Notional values related to derivative financial liabilities[1]	Other notional values[2]
Derivative financial instruments
Interest rate contracts	34.0	969	28.9	894	9,086
Credit derivative contracts	1.5	50	1.7	52	0
Foreign exchange contracts	50.9	3,163	50.2	2,957	1
Equity / index contracts	32.3	520	37.3	641	90
Commodity contracts	1.7	60	2.1	58	16
Loan commitments measured at FVTPL	0.0	1	0.0	10
Unsettled purchases of non-derivative financial instruments[3]	0.3	29	0.4	29
Unsettled sales of non-derivative financial instruments[3]	0.5	42	0.5	21
Total derivative financial instruments, based on IFRS netting[4]	121.2	4,833	121.2	4,662	9,193
Further netting potential not recognized on the balance sheet[5]	(107.1)		(106.9)
of which: netting of recognized financial liabilities / assets	(88.0)		(87.9)
of which: netting with collateral received / pledged	(19.1)		(19.0)
Total derivative financial instruments, after consideration of further netting potential	14.1		14.3

As of 30.6.21, USD billion
Derivative financial instruments
Interest rate contracts	38.4	995	32.7	912	9,918
Credit derivative contracts	2.0	54	2.4	54	0
Foreign exchange contracts	49.5	3,074	47.4	2,869	2
Equity / index contracts	29.2	458	36.3	615	90
Commodity contracts	1.9	59	2.1	58	15
Loan commitments measured at FVTPL	0.0	1	0.0	11
Unsettled purchases of non-derivative financial instruments[3]	0.3	29	0.3	26
Unsettled sales of non-derivative financial instruments[3]	0.3	39	0.4	23
Total derivative financial instruments, based on IFRS netting[4]	121.6	4,708	121.7	4,569	10,024
Further netting potential not recognized on the balance sheet[5]	(107.5)		(106.8)
of which: netting of recognized financial liabilities / assets	(86.8)		(86.8)
of which: netting with collateral received / pledged	(20.6)		(20.0)
Total derivative financial instruments, after consideration of further netting potential	14.2		14.9

As of 31.12.20, USD billion
Derivative financial instruments
Interest rate contracts	50.9	928	43.9	880	11,292
Credit derivative contracts	2.4	58	2.9	65	0
Foreign exchange contracts	68.7	2,951	70.5	2,820	1
Equity / index contracts	34.8	450	41.2	581	91
Commodity contracts	2.2	58	2.0	50	10
Loan commitments measured at FVTPL			0.0	10
Unsettled purchases of non-derivative financial instruments[3]	0.3	18	0.2	10
Unsettled sales of non-derivative financial instruments[3]	0.2	17	0.3	13
Total derivative financial instruments, based on IFRS netting[4]	159.6	4,480	161.1	4,430	11,394
Further netting potential not recognized on the balance sheet[5]	(144.4)		(141.2)
of which: netting of recognized financial liabilities / assets	(117.2)		(117.2)
of which: netting with collateral received / pledged	(27.2)		(23.9)
Total derivative financial instruments, after consideration of further netting potential	15.2		19.9

1 In cases where derivative financial instruments are presented on a net basis on the balance sheet, the respective notional values of the netted derivative financial instruments are still presented on a gross basis. Notional amounts of exchange-traded agency transactions and OTC-cleared transactions entered into on behalf of clients are not disclosed, as they have a significantly different risk profile.    2 Other notional values relate to derivatives that are cleared through either a central counterparty or an exchange. The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative instruments and Cash collateral payables on derivative instruments and was not material for all periods presented.    3 Changes in the fair value of purchased and sold non-derivative financial instruments between trade date and settlement date are recognized as derivative financial instruments.    4 Financial assets and liabilities are presented net on the balance sheet if UBS AG has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of UBS AG or its counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.    5 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 22 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the Annual Report 2020 for more information.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 11  Derivative instruments (continued)

b) Cash collateral on derivative instruments

USD billion	Receivables 30.9.21	Payables 30.9.21	Receivables 30.6.21	Payables 30.6.21	Receivables 31.12.20	Payables 31.12.20
Cash collateral on derivative instruments, based on IFRS netting[1]	31.7	33.1	29.8	32.2	32.7	37.3
Further netting potential not recognized on the balance sheet[2]	(19.4)	(16.9)	(18.3)	(16.9)	(21.1)	(21.6)
of which: netting of recognized financial liabilities / assets	(15.5)	(13.0)	(15.9)	(14.4)	(19.6)	(19.6)
of which: netting with collateral received / pledged	(3.9)	(3.9)	(2.4)	(2.5)	(1.5)	(2.1)
Cash collateral on derivative instruments, after consideration of further netting potential	12.2	16.2	11.5	15.3	11.6	15.7

1 Financial assets and liabilities are presented net on the balance sheet if UBS AG has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of UBS AG or its counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.    2 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 22 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the Annual Report 2020 for more information.

Note 12  Other assets and liabilities

a) Other financial assets measured at amortized cost

USD million	30.9.21	30.6.21	31.12.20
Debt securities	18,267	18,484	18,801
of which: government bills / bonds	9,502	9,531	9,789
Loans to financial advisors	2,499	2,415	2,569
Fee- and commission-related receivables	2,118	1,980	2,014
Finance lease receivables	1,342	1,363	1,447
Settlement and clearing accounts	685	1,225	614
Accrued interest income	518	532	592
Other	1,681	1,202	1,182
Total other financial assets measured at amortized cost	27,111	27,201	27,219

b) Other non-financial assets

USD million	30.9.21	30.6.21	31.12.20
Precious metals and other physical commodities	5,027	5,470	6,264
Bail deposit[1]	1,352	1,382	1,418
Prepaid expenses	724	746	731
VAT and other tax receivables	429	395	392
Properties and other non-current assets held for sale	66	68	246
Other	525	542	324
Total other non-financial assets	8,123	8,603	9,374
1 Refer to item 1 in Note 16b for more information.

Note 12  Other assets and liabilities (continued)

c) Other financial liabilities measured at amortized cost

USD million	30.9.21	30.6.21	31.12.20
Other accrued expenses	1,550	1,549	1,508
Accrued interest expenses	869	1,050	1,382
Settlement and clearing accounts	1,541	2,151	1,181
Lease liabilities	3,515	3,634	3,821
Other	2,734	2,288	2,530
Total other financial liabilities measured at amortized cost	10,209	10,671	10,421

d) Other financial liabilities designated at fair value

USD million	30.9.21	30.6.21	31.12.20
Financial liabilities related to unit-linked investment contracts	21,078	22,217	20,975
Securities financing transactions	7,156	6,184	7,317
Over-the-counter debt instruments	1,911	2,142	2,060
Funding from UBS Group AG	2,328	2,266	1,375
Other	103	99	46
Total other financial liabilities designated at fair value	32,576	32,908	31,773
of which: life-to-date own credit (gain) / loss	219	115	148

e) Other non-financial liabilities

USD million	30.9.21	30.6.21	31.12.20
Compensation-related liabilities	4,477	3,771	4,776
of which: financial advisor compensation plans	1,423	1,313	1,497
of which: other compensation plans	1,875	1,287	2,034
of which: net defined benefit liability	636	652	711
of which: other compensation-related liabilities[1]	543	518	534
Deferred tax liabilities	313	382	558
Current tax liabilities	1,245	1,186	943
VAT and other tax payables	517	540	470
Deferred income	292	246	212
Other	100	116	61
Total other non-financial liabilities	6,946	6,241	7,018
1 Includes liabilities for payroll taxes and untaken vacation.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 13  Debt issued designated at fair value

USD million	30.9.21	30.6.21	31.12.20
Issued debt instruments
Equity-linked[1]	47,170	49,157	41,069
Rates-linked	15,213	16,397	11,038
Credit-linked	1,716	1,826	1,933
Fixed-rate	2,884	2,883	3,604
Commodity-linked	2,029	1,961	1,497
Other	558	575	726
Total debt issued designated at fair value	69,571	72,799	59,868
of which: life-to-date own credit (gain) / loss	152	164	233
1 Includes investment fund unit-linked instruments issued.

Note 14  Debt issued measured at amortized cost

USD million	30.9.21	30.6.21	31.12.20
Certificates of deposit	13,548	12,193	15,680
Commercial paper	21,769	25,304	25,472
Other short-term debt	3,170	5,219	5,515
Short-term debt[1]	38,487	42,716	46,666
Senior unsecured debt	25,874	26,130	18,483
Covered bonds	1,413	1,449	2,796
Subordinated debt	5,215	5,232	7,744
of which: low-trigger loss-absorbing tier 2 capital instruments	2,638	4,686	7,201
of which: non-Basel III-compliant tier 2 capital instruments	548	547	543
Debt issued through the Swiss central mortgage institutions	9,081	8,963	9,660
Other long-term debt	0	0	3
Long-term debt[2]	41,583	41,775	38,685
Total debt issued measured at amortized cost[3]	80,070	84,491	85,351

1 Debt with an original contractual maturity of less than one year.    2 Debt with an original contractual maturity greater than or equal to one year. The classification of debt issued into short-term and long-term does not consider any early redemption features.    3 Net of bifurcated embedded derivatives, the fair value of which was not material for the periods presented.

Note 15   Interest rate benchmark reform

Background

A market-wide reform of major interest rate benchmarks is being undertaken globally, with the Financial Conduct Authority (the FCA) announcing in March 2021 that the publication of London Interbank Offered Rates (LIBORs) will cease for all non-US dollar LIBORs, as well as for one-week and two-month USD LIBOR, after 31 December 2021. Publication of the remaining USD LIBOR tenors will cease immediately after 30 June 2023.

The majority of UBS AG’s Interbank Offered Rate (IBOR) exposure is to CHF LIBOR and USD LIBOR. The alternative reference rate (the ARR) for CHF LIBOR is the Swiss Average Rate Overnight (SARON). The ARR for USD LIBOR is the Secured Overnight Financing Rate (SOFR); in addition, there are recommended ARRs for GBP LIBOR, JPY LIBOR and EUR LIBOR.

The Euro Interbank Offered Rate (Euribor) was reformed in 2019, with the reform consisting of a change in the underlying calculation method.

The transition to ARRs includes a number of active steps that will also benefit from the support of associated regulatory activities. There will be some contracts, known as “tough legacy contracts,” that cannot be practically transitioned or amended from IBORs to ARRs. UBS AG is currently assessing post-cessation remediation options, including the adoption of legislative solutions. The UK Financial Services Act 2021 was enacted in April 2021 to amend the UK Benchmarks Regulation, providing the FCA with the authority to publish “synthetic” LIBORs for GBP and JPY after the cessation dates. These synthetic LIBORs will not be available for use in new contracts given that they are non-representative and are instead intended to help reduce disruption where another resolution has not been agreed for certain tough legacy contracts. The FCA continues to consult market participants about the use of synthetic GBP and JPY LIBORs for legacy contracts and prohibiting certain USD LIBOR tenors for new contracts from 1 January 2022 onward. Similarly, the EU Benchmarks Regulation was amended in February 2021 to enable the European Commission to designate a statutory replacement rate for tough legacy LIBOR contracts that are governed by the laws of EU Member States and remain outstanding after LIBOR cessation. On 6 April 2021, the New York State LIBOR legislation was enacted with the intention of minimizing legal uncertainty and adverse economic effects associated with USD LIBOR transition for tough legacy contracts governed by New York law. For USD LIBOR contracts governed by the laws of other US states that have not passed similar legislation, a bill at the federal level, which is intended to eliminate the need to enact LIBOR legislation on a state-by-state basis, has been introduced in Congress.

On 25 January 2021, the IBOR Fallbacks Supplement and IBOR Fallbacks Protocol, which amend the International Swaps and Derivatives Association (ISDA) standard definitions for interest rate derivatives to incorporate fallbacks for derivatives linked to certain IBORs, came into effect. From that date, all newly cleared and non-cleared derivatives between adhering parties that reference ISDA standard definitions now include these fallbacks. UBS AG adhered to the protocol in November 2020.

UBS AG is focused on transitioning existing contracts via bi-lateral and multi-lateral agreements, by leveraging industry solutions (e.g., the use of fallback provisions) and through third-party actions (those by clearing houses, agents, etc.). UBS AG has established a framework to address the transition of contracts that do not contain adequate fallback provisions. Furthermore, in line with regulatory guidance, UBS AG has implemented a framework to limit entry into new contracts referencing IBORs.

Governance over the transition to alternative benchmark rates

UBS AG has established a global cross-divisional, cross-functional governance structure and change program to address the scale and complexity of the transition. This global program is sponsored by the Group CFO and led by senior representatives from the business divisions and UBS AG’s control and support functions. The program includes governance and execution structures within each business division, together with cross-divisional teams from each control and support function. Progress is overseen centrally via a monthly operating committee and a monthly steering committee, as well as quarterly updates to the joint Audit and Risk Committees.

Risks

A core part of UBS AG’s change program is the identification, management and monitoring of the risks associated with IBOR reform and transition. These risks include, but are not limited to, the following:

–     economic risks to UBS AG and its clients, through the repricing of existing contracts, reduced transparency and / or liquidity of pricing information, market uncertainty or disruption;

–     accounting risks, where the transition affects the accounting treatment, including hedge accounting and consequential income statement volatility;

–     valuation risks arising from the variation between benchmarks that will cease and ARRs, affecting the risk profile of financial instruments;

–     operational risks arising from changes to UBS AG’s front-to-back processes and systems to accommodate the transition, e.g., data sourcing and processing and bulk migration of contracts; and

–     legal and conduct risks relating to UBS AG’s engagement with clients and market counterparties around new benchmark products and amendments required for existing contracts referencing benchmarks that will cease.

Overall, the effort required to transition is affected by multiple factors, including whether negotiations need to take place with multiple stakeholders (as is the case for syndicated loans or certain listed securities), market readiness – such as liquidity in ARR-equivalent products – and a client’s technical readiness to handle ARR market conventions. UBS AG remains confident that it has the transparency, oversight and operational preparedness to progress with the IBOR transition consistent with market timelines. UBS AG does not expect changes to its risk management approach and strategy as a result of interest rate benchmark reform.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 15   Interest rate benchmark reform (continued)

Progress with regard to the transition

Non-derivative instruments

UBS AG’s significant non-derivative IBOR exposures primarily relate to brokerage receivable and payable balances, corporate and private loans, and mortgages, linked to CHF and USD LIBORs. During 2020, UBS AG transitioned most of its CHF LIBOR-linked deposits to SARON. Furthermore, in 2020 UBS AG launched SARON-based mortgages and corporate loans based on all major ARRs in the Swiss market, as well as SOFR-based mortgages in the US market. UBS AG has successfully transitioned its GBP LIBOR- and EUR LIBOR-based private and commercial real estate mortgages in the UK and Monaco to the Sterling Overnight Index Average (SONIA) and Euribor, respectively.

In March 2021, following the FCA announcement regarding the cessation timelines for IBORs, UBS AG initiated a centralized communication initiative for private mortgages linked to CHF LIBOR, with the objective of transitioning these exposures, either through the activation of existing fallbacks or the amendment of contractual terms where such fallbacks do not exist. During the third quarter of 2021, mortgages that were linked to CHF LIBOR were reduced by approximately USD 2 billion, resulting in a year-to-date transition volume of USD 8 billion. The remaining CHF LIBOR mortgages will automatically transition from January 2022 on their next coupon roll date. US mortgages linked to USD LIBOR are planned to transition to SOFR in 2022–2023. US securities-based lending increased by approximately USD 2 billion in the third quarter of 2021, with transition to SOFR expected from the first quarter of 2022.

UBS AG is also proactively discussing transition mechanisms with many of its brokerage and corporate clients in order to transition their exposures during 2021 from LIBOR. During the third quarter of 2021, the gross carrying amount of IBOR-indexed non-derivative financial assets and liabilities related to brokerage accounts was reduced by approximately USD 15 billion in aggregate as a result of completed transitions, predominantly for USD and EUR LIBORs. The year-to-date transition volume was approximately USD 30 billion in aggregate, with transition now complete for most brokerage clients.

For certain non-derivative financial assets and financial liabilities, in particular bonds issued by third parties, UBS AG is dependent on the participation of issuers and the final form of legislative solutions, which, as noted earlier, are still in progress. UBS AG is monitoring legislative developments and applicable fallback language for these exposures, and is in discussions with relevant parties.

As of 30 September 2021, UBS AG had approximately USD 2.9 billion equivalent of Japanese yen- and US dollar-denominated funding from UBS Group AG that, per current contractual terms, if not called on their respective call dates, would reset based directly on JPY LIBOR and USD LIBOR. UBS AG is on track to complete the transition of these instruments to respective ARRs within the required timelines. Similarly, certain funding provided by UBS Group AG references rates indirectly derived from IBORs, if not called on respective call dates. UBS AG is in the process of implementing related changes to the fixed-rate reset terms and aims to transition these contracts on time. These debt instruments have not been included in the table on the following page given their current fixed-rate coupon.

UBS AG had approximately USD 12 billion of irrevocable commitments as of 30 September 2021 (30 June 2021: USD 16 billion) that can be drawn down in different currencies with IBOR-based interest rates, primarily USD LIBOR and Euribor,1 and that expire after the relevant benchmark cessation dates. Related drawn-down amounts under these commitments were USD 3 billion (30 June 2021: USD 4 billion). The increase in USD LIBOR irrevocable commitments was attributable to US securities-based lending, which is expected to transition to SOFR from the first quarter of 2022. In addition, UBS AG had approximately USD 3 billion (30 June 2021: USD 10 billion) of committed revocable credit lines outstanding that allow clients to draw down a number of IBOR-linked products. UBS AG is in discussions with impacted clients, with plans in place to have contracts amended by the relevant cessation dates.

Derivative instruments

UBS AG holds derivatives for trading and hedging purposes, including those designated in hedge accounting relationships. A significant number of interest rate and cross-currency swaps have floating legs that reference various benchmarks that will cease.

The majority of derivatives are transacted with clearing houses where UBS AG is dependent upon industry-wide compression activities to reduce exposure and clearing house actions to convert any remaining derivatives nearer the cessation dates. London Clearing House (LCH), which is the clearing house for a significant number of UBS AG’s interest rate swaps, has confirmed that a standardized transition will be undertaken in December 2021 to transition non-USD IBOR-based derivatives to the respective ARRs. UBS AG has successfully participated in the preparatory activities for these significant industry-wide events and is confident that it can manage the operational processes that will take place on transition dates. The increase in the number of GBP and USD LIBOR-linked derivatives during the third quarter of 2021 was associated with normal client activity.

For derivatives not transacted with clearing houses, as previously noted, in November 2020 UBS AG adhered to the ISDA IBOR Fallbacks Protocol, which builds in agreed fallbacks. A significant proportion of UBS AG’s counterparties have adhered to the protocol. While no significant active switching has been observed, UBS AG will continue its efforts to switch to ARRs before the relevant cessation dates or bi-laterally compress where feasible.

In order to minimize the operational risk of converting high volumes of transactions at the time of cessation, UBS AG will begin to bulk convert LIBOR-linked contracts to ARRs after the last rate fixing takes place, which will begin in the fourth quarter of 2021.

1 Under these facilities, amounts drawn in a particular currency including Euribor can be repaid and drawn down again in the same or a different currency.

Note 15   Interest rate benchmark reform (continued)

Financial instruments yet to transition to alternative benchmarks

The amounts included in the table below relate to financial instrument contracts across UBS AG’s business divisions where UBS AG has material exposures subject to IBOR reform that have not yet transitioned to ARRs, and that:

–     contractually reference an interest rate benchmark that will transition to an alternative benchmark; and

–     have a contractual maturity date (including open-ended contracts) after the agreed cessation dates.

Contracts where penalty terms reference IBORs, or where exposure to an IBOR is not the primary purpose of the contract, have not been included, as these contracts do not have a material impact on the transition process.

In line with information provided to management and external parties monitoring UBS AG’s transition progress, the table below includes the following financial metrics for instruments that are external to UBS AG, subject to interest rate benchmark reform:

–     gross carrying value / exposure for non-derivative financial instruments; and

–     total trade count for derivative financial instruments.

The exposures included in the table below represent the maximum IBOR exposure, without regard for early termination rights, with the actual exposure being dependent upon client preferences and investment decisions.

		30.9.21
		LIBOR benchmark rates
	Measure	CHF	USD	GBP	EUR[1]	JPY	Multi-currency
Carrying value of non-derivative financial instruments
Total non-derivative financial assets	USD million	24,969[2]	71,360[3,4]	1,774[4]	2,693[4]	2,128[4]	3,039[5]
Total non-derivative financial liabilities	USD million	468	6,649[4]	449[4]	1,365[4]	361[4]	0

Trade count of derivative financial instruments
Total derivative financial instruments	Trade count	6,637	45,386[6]	13,140[6]	6,234	3,623	2,436[7]

Off-balance sheet exposures
Total irrevocable loan commitments	USD million	0	5,447[8]	0	0	0	12,409[9]

		30.6.21
		LIBOR benchmark rates
	Measure	CHF	USD	GBP	EUR[1]	JPY	Multi-currency
Carrying value of non-derivative financial instruments
Total non-derivative financial assets	USD million	31,423	77,502	1,829	6,587	3,070	3,796[5]
Total non-derivative financial liabilities	USD million	2,029	9,834	566	1,919	1,060	0

Trade count of derivative financial instruments
Total derivative financial instruments	Trade count	9,519	42,566	12,513	9,626	4,247	5,948[7]

Off-balance sheet exposures
Total irrevocable loan commitments	USD million	1	4,433	0	0	0	15,767[9]

1 Includes primarily EUR LIBOR positions.    2 Primarily relates to CHF LIBOR mortgages, which were reduced by approximately USD 2 billion during the third quarter of 2021.    3 Primarily relates to US LIBOR securities-based lending, which increased by approximately USD 2 billion in the third quarter of 2021, with a smaller amount related to brokerage accounts.    4 Includes brokerage accounts, which were reduced by approximately USD 15 billion in aggregate during the third quarter of 2021, as a result of completed transitions, predominantly for USD and EUR LIBORs.    5 Includes loans related to revolving multi-currency credit lines.    6 Increase in GBP and USD LIBOR-linked derivatives during the third quarter of 2021 was associated with normal client activity.    7 Includes cross-currency swaps where either leg or both legs are indexed to an IBOR.    8 Includes an approximately USD 1 billion increase in USD LIBOR securities-based lending commitments.    9 Includes loan commitments that can be drawn in different currencies at the client‘s discretion.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 16  Provisions and contingent liabilities

a) Provisions

The table below presents an overview of total provisions.

USD million	30.9.21	30.6.21	31.12.20
Provisions other than provisions for expected credit losses	2,547	2,583	2,534
Provisions for expected credit losses[1]	203	209	257
Total provisions	2,750	2,792	2,791
1 Refer to Note 9c for more information.

The following table presents additional information for provisions other than provisions for expected credit losses.

USD million	Litigation, regulatory and similar matters[1]	Restructuring[2]	Other[3]	Total
Balance as of 31 December 2020	2,135	67	332	2,534
Balance as of 30 June 2021	2,119	148	317	2,583
Increase in provisions recognized in the income statement	24	52	14	91
Release of provisions recognized in the income statement	(13)	(9)	(6)	(27)
Provisions used in conformity with designated purpose	(27)	(51)	(11)	(89)
Capitalized reinstatement costs	0	0	14	14
Foreign currency translation / unwind of discount	(20)	(2)	(4)	(25)
Balance as of 30 September 2021	2,084	139	324	2,547

1 Comprises provisions for losses resulting from legal, liability and compliance risks.    2 Includes personnel-related restructuring provisions of USD 90 million as of 30 September 2021 (30 June 2021: USD 104 million; 31 December 2020: USD 13 million) and provisions for onerous contracts of USD 48 million as of 30 September 2021 (30 June 2021: USD 40 million; 31 December 2020: USD 49 million).    3 Mainly includes provisions related to real estate, employee benefits and operational risks.

Restructuring provisions primarily relate to personnel-related provisions and onerous contracts. Personnel-related restructuring provisions are used within a short period of time but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring event and therefore the estimated costs. Onerous contracts for property are recognized when UBS AG is committed to pay for non‑lease components, such as utilities, service charges, taxes and maintenance, when a property is vacated or not fully recovered from sub-tenants.

Information about provisions and contingent liabilities in respect of litigation, regulatory and similar matters, as a class, is included in Note 16b. There are no material contingent liabilities associated with the other classes of provisions.

b) Litigation, regulatory and similar matters

UBS operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this Note may refer to UBS AG and/or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties, and the outcome and the timing of resolution are often difficult to predict, particularly in the earlier stages of a case. There are also situations where UBS may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which UBS believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. UBS makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that UBS has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. Where these factors are otherwise satisfied, a provision may be established for claims that have not yet been asserted against UBS, but are nevertheless expected to be, based on UBS’s experience with similar asserted claims. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to such matters could be significant. Developments relating to a matter that occur after the relevant reporting period, but prior to the issuance of financial statements, which affect management’s assessment of the provision for such matter (because, for example, the developments provide evidence of conditions that existed at the end of the reporting period), are adjusting events after the reporting period under IAS 10 and must be recognized in the financial statements for the reporting period.

Note 16  Provisions and contingent liabilities (continued)

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

In the case of certain matters below, we state that we have established a provision, and for the other matters, we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either: (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard; or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters for which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in the “Provisions” table in Note 16a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require UBS to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, that have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although UBS therefore cannot provide a numerical estimate of the future losses that could arise from litigation, regulatory and similar matters, UBS believes that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions.

Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. For example, the non-prosecution agreement UBS entered into with the US Department of Justice (DOJ), Criminal Division, Fraud Section in connection with submissions of benchmark interest rates, including, among others, the British Bankers’ Association London Interbank Offered Rate (LIBOR), was terminated by the DOJ based on its determination that UBS had committed a US crime in relation to foreign exchange matters. As a consequence, UBS AG pleaded guilty to one count of wire fraud for conduct in the LIBOR matter, paid a fine and was subject to probation, which ended in January 2020.

A guilty plea to, or conviction of, a crime could have material consequences for UBS. Resolution of regulatory proceedings may require UBS to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations, and may permit financial market utilities to limit, suspend or terminate UBS’s participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material consequences for UBS.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of the UBS Group third quarter 2021 report.

Provisions for litigation, regulatory and similar matters by business division and in Group Functions[1]
USD million	Global Wealth Manage- ment	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	Total
Balance as of 31 December 2020	861	115	0	227	932	2,135
Balance as of 30 June 2021	800	100	1	282	936	2,119
Increase in provisions recognized in the income statement	13	0	8	2	2	24
Release of provisions recognized in the income statement	(12)	0	0	(1)	0	(13)
Provisions used in conformity with designated purpose	(23)	0	(1)	(4)	0	(27)
Foreign currency translation / unwind of discount	(14)	(2)	0	(4)	0	(20)
Balance as of 30 September 2021	765	98	8	275	937	2,084

1 Provisions, if any, for matters described in this Note are recorded in Global Wealth Management (item 3 and item 4) and Group Functions (item 2). Provisions, if any, for the matters described in items 1 and 6 of this Note are allocated between Global Wealth Management and Personal & Corporate Banking, and provisions, if any, for the matters described in this Note in item 5 are allocated between the Investment Bank and Group Functions.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 16  Provisions and contingent liabilities (continued)

1. Inquiries regarding cross-border wealth management businesses

Tax and regulatory authorities in a number of countries have made inquiries, served requests for information or examined employees located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. It is possible that the implementation of automatic tax information exchange and other measures relating to cross-border provision of financial services could give rise to further inquiries in the future. UBS has received disclosure orders from the Swiss Federal Tax Administration (FTA) to transfer information based on requests for international administrative assistance in tax matters. The requests concern a number of UBS account numbers pertaining to current and former clients and are based on data from 2006 and 2008. UBS has taken steps to inform affected clients about the administrative assistance proceedings and their procedural rights, including the right to appeal. The requests are based on data received from the German authorities, who seized certain data related to UBS clients booked in Switzerland during their investigations and have apparently shared this data with other European countries. UBS expects additional countries to file similar requests.

Since 2013, UBS (France) S.A., UBS AG and certain former employees have been under investigation in France for alleged complicity in unlawful solicitation of clients on French territory, regarding the laundering of proceeds of tax fraud, and banking and financial solicitation by unauthorized persons. In connection with this investigation, the investigating judges ordered UBS AG to provide bail (“caution”) of EUR 1.1 billion and UBS (France) S.A. to post bail of EUR 40 million, which was reduced on appeal to EUR 10 million.

A trial in the court of first instance took place from 8 October 2018 until 15 November 2018. On 20 February 2019, the court announced a verdict finding UBS AG guilty of unlawful solicitation of clients on French territory and aggravated laundering of the proceeds of tax fraud, and UBS (France) S.A. guilty of aiding and abetting unlawful solicitation and laundering the proceeds of tax fraud. The court imposed fines aggregating EUR 3.7 billion on UBS AG and UBS (France) S.A. and awarded EUR 800 million of civil damages to the French state. UBS has appealed the decision. Under French law, the judgment is suspended while the appeal is pending. The trial in the Court of Appeal took place between 8-24 March 2021. At the conclusion of the trial, the prosecutor asserted that the maximum penalty was EUR 2.2 billion and requested the court to award a penalty of at least EUR 2 billion. The French state asked for civil damages of EUR 1 billion. The deliberations of the Court of Appeal on the merits of the case have been extended and the decision is currently set to be rendered on 13 December 2021. A subsequent appeal to the Cour de Cassation, France’s highest court, is possible with respect to questions of law.

UBS believes that based on both the law and the facts the judgment of the court of first instance should be reversed. UBS believes it followed its obligations under Swiss and French law as well as the European Savings Tax Directive. Even assuming liability, which it contests, UBS believes the penalties and damage amounts awarded greatly exceed the amounts that could be supported by the law and the facts. In particular, UBS believes the court incorrectly based the penalty on the total regularized assets rather than on any unpaid taxes on those assets for which a fraud has been characterized and further incorrectly awarded damages based on costs that were not proven by the civil party. Notwithstanding that UBS believes it should be acquitted, our balance sheet at 30 September 2021 reflected provisions with respect to this matter in an amount of EUR 450 million (USD 521 million at 30 September 2021). The wide range of possible outcomes in this case contributes to a high degree of estimation uncertainty. The provision reflected on our balance sheet at 30 September 2021 reflects our best estimate of possible financial implications, although it is reasonably possible that actual penalties and civil damages could exceed the provision amount.

In 2016, UBS was notified by the Belgian investigating judge that it is under formal investigation (“inculpé”) regarding the laundering of proceeds of tax fraud, of banking and financial solicitation by unauthorized persons, and of serious tax fraud.

Our balance sheet at 30 September 2021 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Note 16  Provisions and contingent liabilities (continued)

2. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages.

In November 2018, the DOJ filed a civil complaint in the District Court for the Eastern District of New York. The complaint seeks unspecified civil monetary penalties under the Financial Institutions Reform, Recovery and Enforcement Act of 1989 related to UBS’s issuance, underwriting and sale of 40 RMBS transactions in 2006 and 2007. UBS moved to dismiss the civil complaint on 6 February 2019. On 10 December 2019, the district court denied UBS’s motion to dismiss.

Our balance sheet at 30 September 2021 reflected a provision with respect to matters described in this item 2 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

3. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) S.A. (now UBS Europe SE, Luxembourg branch) and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier. Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds faced severe losses, and the Luxembourg funds are in liquidation. The documentation establishing both funds identifies UBS entities in various roles, including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members.

In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims against UBS entities, non-UBS entities and certain individuals, including current and former UBS employees, seeking amounts totaling approximately EUR 2.1 billion, which includes amounts that the funds may be held liable to pay the trustee for the liquidation of BMIS (BMIS Trustee).

A large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff fraud. The majority of these cases have been filed in Luxembourg, where decisions that the claims in eight test cases were inadmissible have been affirmed by the Luxembourg Court of Appeal, and the Luxembourg Supreme Court has dismissed a further appeal in one of the test cases.

In the US, the BMIS Trustee filed claims against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2 billion. In 2014, the US Supreme Court rejected the BMIS Trustee’s motion for leave to appeal decisions dismissing all claims except those for the recovery of approximately USD 125 million of payments alleged to be fraudulent conveyances and preference payments. In 2016, the bankruptcy court dismissed these claims against the UBS entities. In February 2019, the Court of Appeals reversed the dismissal of the BMIS Trustee’s remaining claims, and the US Supreme Court subsequently denied a petition seeking review of the Court of Appeals’ decision. The case has been remanded to the Bankruptcy Court for further proceedings.

4. Puerto Rico

Declines since 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds (funds) that are sole-managed and co-managed by UBS Trust Company of Puerto Rico and distributed by UBS Financial Services Incorporated of Puerto Rico (UBS PR) led to multiple regulatory inquiries, which in 2014 and 2015, led to settlements with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico, the US Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority.

Since then, UBS clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and/or who used their UBS account assets as collateral for UBS non-purpose loans filed customer complaints and arbitration demands seeking aggregate damages of USD 3.4 billion, of which USD 3.0 billion have been resolved through settlements, arbitration or withdrawal of claims. Allegations include fraud, misrepresentation and unsuitability of the funds and of the loans.

A shareholder derivative action was filed in 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions of US dollars in losses in the funds. In 2015, defendants’ motion to dismiss was denied.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS PR, which was named in connection with its underwriting and consulting services. Plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of USD 3 billion of bonds by the System in 2008 and sought damages of over USD 800 million. In 2016, the court granted the System’s request to join the action as a plaintiff. In 2017, the court denied defendants’ motion to dismiss the complaint. In 2020, the court denied plaintiffs’ motion for summary judgment.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 16  Provisions and contingent liabilities (continued)

Beginning in 2015, certain agencies and public corporations of the Commonwealth of Puerto Rico (Commonwealth) defaulted on certain interest payments on Puerto Rico bonds. In 2016, US federal legislation created an oversight board with power to oversee Puerto Rico’s finances and to restructure its debt. The oversight board has imposed a stay on the exercise of certain creditors’ rights. In 2017, the oversight board placed certain of the bonds into a bankruptcy-like proceeding under the supervision of a Federal District Judge.

In May 2019, the oversight board filed complaints in Puerto Rico federal district court bringing claims against financial, legal and accounting firms that had participated in Puerto Rico municipal bond offerings, including UBS, seeking a return of underwriting and swap fees paid in connection with those offerings. UBS estimates that it received approximately USD 125 million in fees in the relevant offerings.

In August 2019, and February and November 2020, four US insurance companies that insured issues of Puerto Rico municipal bonds sued UBS and several other underwriters of Puerto Rico municipal bonds in three separate cases. The actions collectively seek recovery of an aggregate of USD 955 million in damages from the defendants. The plaintiffs in these cases claim that defendants failed to reasonably investigate financial statements in the offering materials for the insured Puerto Rico bonds issued between 2002 and 2007, which plaintiffs argue they relied upon in agreeing to insure the bonds notwithstanding that they had no contractual relationship with the underwriters. In June 2021 the court in the first of the three cases denied defendants’ motion to dismiss; defendants are seeking leave to appeal that decision. In July 2021, the court in another of these cases granted defendants’ motion to dismiss. A motion to dismiss is pending in the remaining case.

Our balance sheet at 30 September 2021 reflected provisions with respect to matters described in this item 4 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

5. Foreign exchange, LIBOR and benchmark rates, and other trading practices

Foreign exchange-related regulatory matters: Beginning in 2013, numerous authorities commenced investigations concerning possible manipulation of foreign exchange markets and precious metals prices. As a result of these investigations, UBS entered into resolutions with Swiss, US and United Kingdom regulators and the European Commission. UBS was granted conditional immunity by the Antitrust Division of the DOJ and by authorities in other jurisdictions in connection with potential competition law violations relating to foreign exchange and precious metals businesses.

Foreign exchange-related civil litigation: Putative class actions have been filed since 2013 in US federal courts and in other jurisdictions against UBS and other banks on behalf of putative classes of persons who engaged in foreign currency transactions with any of the defendant banks. UBS has resolved US federal court class actions relating to foreign currency transactions with the defendant banks and persons who transacted in foreign exchange futures contracts and options on such futures under a settlement agreement that provides for UBS to pay an aggregate of USD 141 million and provide cooperation to the settlement classes. Certain class members have excluded themselves from that settlement and have filed individual actions in US and English courts against UBS and other banks, alleging violations of US and European competition laws and unjust enrichment.

In 2015, a putative class action was filed in federal court against UBS and numerous other banks on behalf of persons and businesses in the US who directly purchased foreign currency from the defendants and alleged co-conspirators for their own end use. In March 2017, the court granted UBS’s (and the other banks’) motions to dismiss the complaint. The plaintiffs filed an amended complaint in August 2017. In March 2018, the court denied the defendants’ motions to dismiss the amended complaint.

LIBOR and other benchmark-related regulatory matters: Numerous government agencies conducted investigations regarding potential improper attempts by UBS, among others, to manipulate LIBOR and other benchmark rates at certain times. UBS reached settlements or otherwise concluded investigations relating to benchmark interest rates with the investigating authorities. UBS was granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ and the Swiss Competition Commission (WEKO), in connection with potential antitrust or competition law violations related to certain rates. However, UBS has not reached a final settlement with WEKO, as the Secretariat of WEKO has asserted that UBS does not qualify for full immunity.

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives. Also pending in the US and in other jurisdictions are a number of other actions asserting losses related to various products whose interest rates were linked to LIBOR and other benchmarks, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest-bearing instruments. The complaints allege manipulation, through various means, of certain benchmark interest rates, including USD LIBOR, Euroyen TIBOR, Yen LIBOR, EURIBOR, CHF LIBOR, GBP LIBOR, SGD SIBOR and SOR and Australian BBSW, and seek unspecified compensatory and other damages under varying legal theories.

Note 16  Provisions and contingent liabilities (continued)

USD LIBOR class and individual actions in the US: In 2013 and 2015, the district court in the USD LIBOR actions dismissed, in whole or in part, certain plaintiffs’ antitrust claims, federal racketeering claims, CEA claims, and state common law claims. Although the Second Circuit vacated the district court’s judgment dismissing antitrust claims, the district court again dismissed antitrust claims against UBS in 2016. Certain plaintiffs have appealed that decision to the Second Circuit. Separately, in 2018, the Second Circuit reversed in part the district court’s 2015 decision dismissing certain individual plaintiffs’ claims and certain of these actions are now proceeding. UBS entered into an agreement in 2016 with representatives of a class of bondholders to settle their USD LIBOR class action. The agreement has received final court approval. In 2018, the district court denied plaintiffs’ motions for class certification in the USD class actions for claims pending against UBS, and plaintiffs sought permission to appeal that ruling to the Second Circuit. In July 2018, the Second Circuit denied the petition to appeal of the class of USD lenders and in November 2018 denied the petition of the USD exchange class. In December 2019, UBS entered into an agreement with representatives of the class of USD lenders to settle their USD LIBOR class action. The agreement has received final court approval. In January 2019, a putative class action was filed in the District Court for the Southern District of New York against UBS and numerous other banks on behalf of US residents who, since 1 February 2014, directly transacted with a defendant bank in USD LIBOR instruments. The complaint asserts antitrust claims. The defendants moved to dismiss the complaint in August 2019. On 26 March 2020 the court granted defendants’ motion to dismiss the complaint in its entirety. Plaintiffs have appealed the dismissal. In August 2020, an individual action was filed in the Northern District of California against UBS and numerous other banks alleging that the defendants conspired to fix the interest rate used as the basis for loans to consumers by jointly setting the USD LIBOR rate and monopolized the market for LIBOR-based consumer loans and credit cards. Defendants moved to dismiss the complaint on 30 September 2021.

Other benchmark class actions in the US: In 2014, 2015 and 2017, the court in one of the Euroyen TIBOR lawsuits dismissed certain of the plaintiffs’ claims, including plaintiffs’ federal antitrust and racketeering claims. In August 2020, the court granted defendants’ motion for judgment on the pleadings and dismissed the lone remaining claim in the action as impermissibly extraterritorial. Plaintiffs have appealed. In 2017, the court dismissed the other Yen LIBOR / Euroyen TIBOR action in its entirety on standing grounds. In April 2020, the appeals court reversed the dismissal and in August 2020 plaintiffs in that action filed an amended complaint. The court granted in part and denied in part defendants’ motion to dismiss the amended complaint in September 2021. In 2017, the court dismissed the CHF LIBOR action on standing grounds and failure to state a claim. Plaintiffs filed an amended complaint following the dismissal, and the court granted a renewed motion to dismiss in September 2019. Plaintiffs appealed. In September 2021, the Second Circuit granted the parties’ joint motion to vacate the dismissal and remand the case for further proceedings. Also in 2017, the court in the EURIBOR lawsuit dismissed the case as to UBS and certain other foreign defendants for lack of personal jurisdiction. Plaintiffs have appealed. In October 2018, the court in the SIBOR / SOR action dismissed all but one of plaintiffs’ claims against UBS. Plaintiffs filed an amended complaint following the dismissal, and the court granted a renewed motion to dismiss in July 2019. Plaintiffs appealed. In March 2021, the Second Circuit reversed the dismissal. In November 2018, the court in the BBSW lawsuit dismissed the case as to UBS and certain other foreign defendants for lack of personal jurisdiction. Following that dismissal, plaintiffs filed an amended complaint in April 2019, which UBS and other defendants named in the amended complaint moved to dismiss. In February 2020, the court in the BBSW action granted in part and denied in part defendants’ motions to dismiss the amended complaint. In August 2020, UBS and other BBSW defendants joined a motion for judgment on the pleadings, which the court denied in May 2021. The court dismissed the GBP LIBOR action in August 2019. Plaintiffs have appealed.

Government bonds: Putative class actions have been filed since 2015 in US federal courts against UBS and other banks on behalf of persons who participated in markets for US Treasury securities since 2007. A consolidated complaint was filed in 2017 in the US District Court for the Southern District of New York alleging that the banks colluded with respect to, and manipulated prices of, US Treasury securities sold at auction and in the secondary market and asserting claims under the antitrust laws and for unjust enrichment. Defendants’ motions to dismiss the consolidated complaint was granted in March 2021. Plaintiffs filed an amended complaint, which defendants moved to dismiss in June 2021. Similar class actions have been filed concerning European government bonds and other government bonds.

In May 2021, the European Commission issued a decision finding that UBS and six other banks breached European Union antitrust rules in 2007-2011 relating to European government bonds. The European Commission fined UBS EUR 172 million. UBS is appealing the amount of the fine.

With respect to additional matters and jurisdictions not encompassed by the settlements and orders referred to above, our balance sheet at 30 September 2021 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 16  Provisions and contingent liabilities (continued)

6. Swiss retrocessions

The Federal Supreme Court of Switzerland ruled in 2012, in a test case against UBS, that distribution fees paid to a firm for distributing third-party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the firm, absent a valid waiver. FINMA issued a supervisory note to all Swiss banks in response to the Supreme Court decision. UBS has met the FINMA requirements and has notified all potentially affected clients.

The Supreme Court decision has resulted, and may continue to result, in a number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account when assessing these cases include, among other things, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at 30 September 2021 reflected a provision with respect to matters described in this item 6 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Note 17   Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of UBS AG’s operations with a functional currency other than the US dollar into US dollars.

	Closing exchange rate				Average rate[1]
	As of				For the quarter ended			Year-to-date
	30.9.21	30.6.21	31.12.20	30.9.20	30.9.21	30.6.21	30.9.20	30.9.21	30.9.20
1 CHF	1.07	1.08	1.13	1.09	1.09	1.10	1.10	1.09	1.06
1 EUR	1.16	1.19	1.22	1.17	1.17	1.20	1.18	1.19	1.13
1 GBP	1.35	1.38	1.37	1.29	1.37	1.39	1.31	1.38	1.28
100 JPY	0.90	0.90	0.97	0.95	0.90	0.91	0.95	0.91	0.93

1 Monthly income statement items of operations with a functional currency other than the US dollar are translated into US dollars using month-end rates. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all operations of UBS AG with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for UBS AG.

Note 18   Events after the reporting period

In October 2021, UBS signed an agreement to sell its domestic wealth management business in Spain to Singular Bank. The agreement includes the transition of employees, client relationships, products and services of the wealth management business of UBS in Spain. The transaction is subject to customary closing conditions and is planned to close in the third quarter of 2022. UBS expects to record a pre-tax gain of approximately USD 0.2 billion upon closing of the transaction.

Appendix

Appendix

Alternative performance measures

Alternative performance measures

An alternative performance measure (an APM) is a financial measure of historical or future financial performance, financial position or cash flows other than a financial measure defined or specified in the applicable recognized accounting standards or in other applicable regulations. We report a number of APMs in our external reports (annual, quarterly and other reports). We use APMs to provide a more complete picture of our operating performance and to reflect management’s view of the fundamental drivers of our business results. A definition of each APM, the method used to calculate it and the information content are presented in the table below. Our APMs may qualify as non-GAAP measures as defined by US Securities and Exchange Commission (SEC) regulations.

APM label	Calculation	Information content
Invested assets (USD and CHF) – GWM, P&C, AM

Calculated as the sum of managed fund assets, managed institutional assets, discretionary and advisory wealth management portfolios, fiduciary deposits, time deposits, savings accounts, and wealth management securities or brokerage accounts.

This measure provides information about the volume of client assets managed by or deposited with UBS for investment purposes.
Client assets (USD and CHF) – GWM, P&C	Calculated as the sum of invested assets and other assets held purely for transactional purposes or custody only.

This measure provides information about the volume of client assets managed by or deposited with UBS for investment purposes, including other assets held purely for transactional purposes or custody only.

Recurring net fee income (USD and CHF) – GWM, P&C

Calculated as the total of fees for services provided on an ongoing basis, such as portfolio management fees, asset-based investment fund fees and custody fees, which are generated on client assets, and administrative fees for accounts.

This measure provides information about the amount of recurring net fee income.
Transaction-based income (USD and CHF) – GWM, P&C

Calculated as the total of the non-recurring portion of net fee and commission income, mainly composed of brokerage and transaction-based investment fund fees, and credit card fees, as well as fees for payment and foreign exchange transactions, together with other net income from financial instruments measured at fair value through profit or loss.

This measure provides information about the amount of the non-recurring portion of net fee and commission income.
Cost / income ratio (%)	Calculated as operating expenses divided by operating income before credit loss expense or release (annualized as applicable).	This measure provides information about the efficiency of the business by comparing operating expenses with gross income.
Gross margin on invested assets (bps) – AM	Calculated as operating income before credit loss expense or release (annualized as applicable) divided by average invested assets.	This measure provides information about the operating income before credit loss expense or release of the business in relation to invested assets.
Net interest margin (bps) – P&C	Calculated as net interest income (annualized as applicable) divided by average loans.	This measure provides information about the profitability of the business by calculating the difference between the price charged for lending and the cost of funding, relative to loan value.
Net margin on invested assets (bps) – AM	Calculated as operating profit before tax (annualized as applicable) divided by average invested assets.	This measure provides information about the operating profit before tax of the business in relation to invested assets.
Business volume for Personal Banking (CHF and USD) – P&C	Calculated as the sum of client assets and loans.	This measure provides information about the volume of client assets and loans.
Net new business volume for Personal Banking (CHF and USD) – P&C	Calculated as the sum of net inflows and outflows of client assets and loans during a specific period (annualized as applicable).	This measure provides information about the business volume as a result of net new business volume flows during a specific period.
Net new business volume growth for Personal Banking (%) – P&C

Calculated as the sum of net inflows and outflows of client assets and loans during a specific period (annualized as applicable) divided by total business volume / client assets at the beginning of the period.

This measure provides information about the growth of business volume as a result of net new business volume flows during a specific period.

APM label	Calculation	Information content
Net profit growth (%)

Calculated as the change in net profit attributable to shareholders from continuing operations between current and comparison periods divided by net profit attributable to shareholders from continuing operations of the comparison period.

This measure provides information about profit growth in comparison with the prior period.
Pre-tax profit growth (%)

Calculated as the change in net profit before tax attributable to shareholders from continuing operations between current and comparison periods divided by net profit before tax attributable to shareholders from continuing operations of the comparison period.

This measure provides information about pre-tax profit growth in comparison with the prior period.
Return on common equity tier 1 capital (%)	Calculated as annualized net profit attributable to shareholders divided by average common equity tier 1 capital.	This measure provides information about the profitability of the business in relation to common equity tier 1 capital.
Return on equity (%)	Calculated as annualized net profit attributable to shareholders divided by average equity attributable to shareholders.	This measure provides information about the profitability of the business in relation to equity.
Return on attributed equity (%)	Calculated as annualized business division operating profit before tax divided by average attributed equity.	This measure provides information about the profitability of the business divisions in relation to attributed equity.
Return on leverage ratio denominator, gross (%)	Calculated as annualized operating income before credit loss expense or release divided by average leverage ratio denominator.	This measure provides information about the revenues of the business in relation to leverage ratio denominator.
Return on risk-weighted assets, gross (%)	Calculated as annualized operating income before credit loss expense or release divided by average risk-weighted assets.	This measure provides information about the revenues of the business in relation to risk-weighted assets.
Return on tangible equity (%)	Calculated as annualized net profit attributable to shareholders divided by average equity attributable to shareholders less average goodwill and intangible assets.	This measure provides information about the profitability of the business in relation to tangible equity.
Total book value per share (USD and CHF1)	Calculated as equity attributable to shareholders divided by the number of shares outstanding.	This measure provides information about net assets on a per-share basis.
Tangible book value per share (USD and CHF1)	Calculated as equity attributable to shareholders less goodwill and intangible assets divided by the number of shares outstanding.	This measure provides information about tangible net assets on a per-share basis.
Loan penetration (%) – GWM	Calculated as loans divided by invested assets.	This measure provides information about loan volume in relation to invested assets.
Net new money (USD) – AM	Calculated as the sum of the net amount of inflows and outflows of invested assets (as defined in UBS policy) recorded during a specific period.

This measure provides information about the development of invested assets during a specific period as a result of net new money flows and excludes movements due to market performance, foreign exchange translation, dividends, interest and fees.

Impaired loan portfolio as a percentage of total loan portfolio, gross (%) – GWM, P&C	Calculated as impaired loan portfolio divided by total gross loan portfolio.	This measure provides information about the proportion of impaired loan portfolio in the total gross loan portfolio.
Secured loan portfolio as a percentage of total loan portfolio, gross (%) – P&C	Calculated as secured loan portfolio divided by total gross loan portfolio.	This measure provides information about the proportion of the secured loan portfolio in the total gross loan portfolio.
Active Digital Banking clients in Personal Banking (%) – P&C

Calculated as the average number of active clients for each month in the relevant period divided by the average number of total clients. “Clients” refers to the number of unique business relationships operated by Personal Banking, excluding persons under the age of 15, clients who do not have a private account, clients domiciled outside Switzerland, and clients who have defaulted on loans or credit facilities. At the end of each month, any client that has logged on at least once in that month is determined to be “active.”

This measure provides information about the proportion of active Digital Banking clients in the total number of UBS clients (within the aforementioned meaning) who are serviced by Personal Banking.

Appendix

APM label	Calculation	Information content
Active Digital Banking clients in Corporate & Institutional Clients (%) – P&C

Calculated as the average number of active clients for each month in the relevant period divided by the average number of total clients. “Clients” refers to the number of unique business relationships or legal entities operated by Corporate & Institutional Clients, excluding clients that do not have an account, mono-product clients and clients that have defaulted on loans or credit facilities. At the end of each month, any client that has logged on at least once in that month is determined to be “active.”

This measure provides information about the proportion of active Digital Banking clients in the total number of UBS clients (within the aforementioned meaning) which are serviced by Corporate & Institutional Clients.

Mobile Banking log-in share in Personal Banking (%) – P&C	Calculated as the number of Mobile Banking app log-ins divided by total log-ins via E-Banking and the Mobile Banking app in Personal Banking.	This measure provides information about the proportion of Mobile Banking app log-ins in the total number of log-ins via E-Banking and the Mobile Banking app in Personal Banking.
Fee-generating assets (USD) – GWM

Calculated as the sum of discretionary and non-discretionary wealth management portfolios (mandate volume) and assets where generated revenues are predominantly of a recurring nature, i.e., mainly investment and mutual funds, including hedge funds and private markets, where we have a distribution agreement.

This measure provides information about the volume of invested assets that create a revenue stream, whether as a result of the nature of the contractual relationship with clients or through the fee structure of the asset. An increase in the level of fee-generating assets results in an increase in the associated revenue stream.

Net new fee-generating assets (USD) – GWM

Calculated as the sum of the net amount of fee-generating assets inflows and outflows, including dividend and interest inflows into mandates and outflows from mandate fees paid by clients, during a specific period.

This measure provides information about the development of fee-generating assets during a specific period as a result of net flows and excludes movements due to market performance and foreign exchange translation.

Fee-generating asset margin (bps) – GWM

Calculated as revenues from fee-generating assets (a portion of which is included in recurring fee income and a portion of which is included in transaction-based income, annualized as applicable) divided by average fee-generating assets for the relevant mandate fee billing period.

This measure provides information about the revenues from fee-generating assets in relation to their average volume during the relevant mandate fee billing period.

1  Total book value per share and tangible book value per share in Swiss francs are calculated based on a translation of equity under our US dollar presentation currency.

Abbreviations frequently used in our financial reports

A

ABS                 asset-backed securities

AEI                  automatic exchange of information

AGM               Annual General Meeting of shareholders

A-IRB              advanced internal
ratings-based

AIV                  alternative investment vehicle

ALCO              Asset and Liability Committee

AMA               advanced measurement approach

AML                anti-money laundering

AoA                Articles of Association

APAC              Asia Pacific

APM                alternative performance measure

ARR                 alternative reference rate

ARS                 auction rate securities

ASF                 available stable funding

AT1                 additional tier 1

AuM               assets under management

B

BCBS               Basel Committee on
Banking Supervision

BEAT               base erosion and anti-abuse tax

BIS                   Bank for International Settlements

BoD                 Board of Directors

BVG                Swiss occupational
pension plan

C

CAO                Capital Adequacy Ordinance

CCAR              Comprehensive Capital Analysis and Review

CCF                 credit conversion factor

CCP                 central counterparty

CCR                counterparty credit risk

CCRC              Corporate Culture and Responsibility Committee

CCyB               countercyclical capital buffer

CDO                collateralized debt
obligation

CDS                 credit default swap

CEA                 Commodity Exchange Act

CEM                current exposure method

CEO                Chief Executive Officer

CET1               common equity tier 1

CFO                 Chief Financial Officer

CFTC               US Commodity Futures Trading Commission

CHF                 Swiss franc

CIC                  Corporate & Institutional Clients

CIO                 Chief Investment Office

CLS                 Continuous Linked Settlement

CMBS             commercial mortgage-backed security

C&ORC           Compliance & Operational Risk Control

CRD IV            EU Capital Requirements Directive of 2013

CRM               credit risk mitigation (credit risk) or comprehensive risk measure (market risk)

CRR                 Capital Requirements Regulation

CST                 combined stress test

CVA                credit valuation adjustment

D

DBO                defined benefit obligation

DCCP              Deferred Contingent Capital Plan

DJSI                 Dow Jones Sustainability Indices

DM                  discount margin

DOJ                 US Department of Justice

D-SIB               domestic systemically important bank

DTA                 deferred tax asset

DVA                debit valuation adjustment

E

EAD                 exposure at default

EB                    Executive Board

EBA                 European Banking Authority

EC                   European Commission

ECB                 European Central Bank

ECL                  expected credit loss

EIR                   effective interest rate

EL                    expected loss

EMEA              Europe, Middle East and Africa

EOP                 Equity Ownership Plan

EPE                  expected positive exposure

EPS                  earnings per share

ESG                 environmental, social and governance

ETD                 exchange-traded derivatives

ETF                  exchange-traded fund

EU                   European Union

EUR                 euro

Euribor           Euro Interbank Offered Rate

EVE                  economic value of equity

EY                    Ernst & Young (Ltd)

F

FA                    financial advisor

FCA                 UK Financial Conduct
Authority

FCT                  foreign currency translation

FINMA            Swiss Financial Market Supervisory Authority

FMIA               Swiss Financial Market Infrastructure Act

FSB                  Financial Stability Board

FTA                  Swiss Federal Tax Administration

FVA                 funding valuation adjustment

FVOCI             fair value through other comprehensive income

FVTPL              fair value through profit or loss

FX                    foreign exchange

G

GAAP              generally accepted
accounting principles

GBP                 pound sterling

GDP                gross domestic product

GEB                 Group Executive Board

GIA                 Group Internal Audit

GIIPS               Greece, Italy, Ireland,
Portugal and Spain

GMD               Group Managing Director

GRI                  Global Reporting Initiative

GSE                 government-sponsored entities

G-SIB              global systemically important bank

H

HQLA              high-quality liquid assets

HR                   human resources

Appendix

Abbreviations frequently used in our financial reports (continued)

I

IAA                  internal assessment approach

IAS                  International Accounting Standards

IASB                International Accounting Standards Board

IBOR                Interbank Offered Rate

IFRIC               International Financial Reporting Interpretations Committee

IFRS                 International Financial Reporting Standards

IHC                  intermediate holding company

IMA                 internal models approach

IMM                internal model method

IRB                  internal ratings-based

IRC                  incremental risk charge

IRRBB              interest rate risk in the banking book

ISDA                International Swaps and Derivatives Association

K

KRT                 Key Risk Taker

L

LAS                  liquidity-adjusted stress

LCR                 liquidity coverage ratio

LGD                 loss given default

LIBOR              London Interbank Offered Rate

LLC                  limited liability company

LRD                 leverage ratio denominator

LTIP                 Long-Term Incentive Plan

LTV                  loan-to-value

M

M&A               mergers and acquisitions

MiFID II           Markets in Financial Instruments Directive II

MRT                Material Risk Taker

N

NAV                net asset value

NCL                 Non-core and Legacy Portfolio

NII                   net interest income

NRV                 negative replacement value

NSFR               net stable funding ratio

NYSE               New York Stock Exchange

O

OCA                own credit adjustment

OCI                 other comprehensive income

OTC                over-the-counter

P

PD                   probability of default

PFE                  potential future exposure

PIT                   point in time

P&L                  profit or loss

POCI               purchased or originated credit-impaired

PRA                 UK Prudential Regulation Authority

PRV                 positive replacement value

Q

QCCP              qualifying central counterparty

QRRE              qualifying revolving retail exposures

R

RBA                 role-based allowances

RBC                 risk-based capital

RbM                risk-based monitoring

RMBS              residential mortgage-backed securities

RniV                risks not in VaR

RoAE               return on attributed equity

RoCET1           return on CET1 capital

RoTE               return on tangible equity

RoU                 right-of-use

RV                   replacement value

RW                  risk weight

RWA               risk-weighted assets

S

SA                   standardized approach

SA-CCR          standardized approach for counterparty credit risk

SBC                 Swiss Bank Corporation

SDG                Sustainable Development Goal

SE                    structured entity

SEC                 US Securities and Exchange Commission

SEEOP             Senior Executive Equity Ownership Plan

SFT                  securities financing transaction

SI                     sustainable investing

SICR                significant increase in credit risk

SIX                   SIX Swiss Exchange

SME                small and medium-sized entity

SMF                 Senior Management Function

SNB                 Swiss National Bank

SPPI                 solely payments of principal and interest

SRB                 systemically relevant bank

SRM                specific risk measure

SVaR               stressed value-at-risk

T

TBTF                too big to fail

TCJA               US Tax Cuts and Jobs Act

TLAC               total loss-absorbing capacity

TTC                 through-the-cycle

U

UBS RESI         UBS Real Estate Securities Inc.

UoM               units of measure

USD                 US dollar

V

VaR                 value-at-risk

VAT                 value added tax

W

WEKO             Swiss Competition Commission

This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may appear in this particular report.

Information sources

Reporting publications

Annual publications

Annual Report (SAP No. 80531): Published in English, this single-volume report provides descriptions of: our Group strategy and performance; the strategy and performance of the business divisions and Group Functions; risk, treasury and capital management; corporate governance, corporate responsibility and our compensation framework, including information about compensation for the Board of Directors and the Group Executive Board members; and financial information, including the financial statements.

Geschäftsbericht (SAP No. 80531): This publication provides a German translation of selected sections of our Annual Report.

Annual Review (SAP No. 80530): This booklet contains key information about our strategy and performance, with a focus on corporate responsibility at UBS. It is published in English, German, French and Italian.

Compensation Report (SAP No. 82307): This report discusses our compensation framework and provides information about compensation for the Board of Directors and the Group Executive Board members. It is available in English and German.

Quarterly publications

The quarterly financial report provides an update on our strategy and performance for the respective quarter. It is available in English.

How to order publications

The annual and quarterly publications are available in ..pdf format at ubs.com/investors, under “Financial information,” and printed copies can be requested from UBS free of charge. For annual publications, refer to the “Investor services” section at ubs.com/investors. Alternatively, they can be ordered by quoting the SAP number and the language preference, where applicable, from UBS AG, F4UK–AUL, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

Website

The “Investor Relations” website at ubs.com/investors  provides the following information about UBS: news releases; financial information, including results-related filings with the US Securities and Exchange Commission; information for shareholders, including UBS share price charts, as well as data and dividend information, and for bondholders; the UBS corporate calendar; and presentations by management for investors and financial analysts. Information is available online in English, with some information also available in German.

Results presentations

Our quarterly results presentations are webcast live. Recordings of most presentations can be downloaded from ubs.com/presentations.

Messaging service

Email alerts to news about UBS can be subscribed for under “UBS News Alert” at ubs.com/global/en/investor-relations/contact/
investor-services.html. Messages are sent in English, German, French or Italian, with an option to select theme preferences for such alerts.

Form 20-F and other submissions to the US Securities and Exchange Commission

We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (the SEC). Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20-F is structured as a wrap-around document. Most sections of the filing can be satisfied by referring to the combined UBS Group AG and UBS AG annual report. However, there is a small amount of additional information in Form 20-F that is not presented elsewhere and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available on the SEC’s website: sec.gov. Refer to ubs.com/investors  for more information.

Appendix

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these forward-looking statements represent UBS’s judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. The outbreak of COVID-19 and the measures taken in response to the pandemic have had and may continue to have a significant adverse effect on global economic activity, including disruptions to global supply chains, and an adverse effect on the credit profile of some of our clients and other market participants, which has resulted in and may continue to increase credit loss expense and credit impairments. In addition, we face heightened operational risks due to remote working arrangements, including risks to supervisory and surveillance controls, as well as increased fraud and data security risks. The unprecedented scale of the measures taken to respond to the pandemic, as well as the uncertainty surrounding vaccine supply, distribution, and efficacy against mutated virus strains create significantly greater uncertainty about forward-looking statements. Factors that may affect our performance and ability to achieve our plans, outlook and other objectives also include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), liquidity coverage ratio and other financial resources, including changes in RWA assets and liabilities arising from higher market volatility; (ii) the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (iii) the continuing low or negative interest rate environment in Switzerland and other jurisdictions; (iv) developments (including as a result of the COVID-19 pandemic) in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and increasing geopolitical tensions, and changes to national trade policies on the financial position or creditworthiness of UBS’s clients and counterparties, as well as on client sentiment and levels of activity; (v) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (vi) changes in central bank policies or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the European Union and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS’s business activities; (vii) UBS’s ability to successfully implement resolvability and related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, or other external developments; (viii) UBS’s ability to maintain and improve its systems and controls for the detection and prevention of money laundering and compliance with sanctions to meet evolving regulatory requirements and expectations, in particular in the US; (ix) the uncertainty arising from domestic stresses in certain major economies; (x) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (xi) changes in the standards of conduct applicable to our businesses that may result from new regulations or new enforcement of existing standards, including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA, as well as the amount of capital available for return to shareholders; (xiii) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xiv) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xv) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xvi) UBS’s ability to implement new technologies and business methods, including digital services and technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xvii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xviii) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, data leakage and systems failures, the risk of which is increased while COVID-19 control measures require large portions of the staff of both UBS and its service providers to work remotely; (xix) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xx) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS’s ability to maintain its stated capital return objective; (xxi) uncertainty over the scope of actions that may be required by UBS, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards; and (xxii) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2020 and UBS’s First Quarter 2021 Report on Form 6K. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes disclosed in text and tables are calculated on the basis of unrounded figures. Absolute changes between reporting periods disclosed in the text, which can be derived from numbers presented in related tables, are calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values that are zero on a rounded basis can be either negative or positive on an actual basis.

UBS AG

P.O. Box, CH-8098 Zurich

P.O. Box, CH-4002 Basel

ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-253432), and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; 333-230312; and 333-249143), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Forms 6-K of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:     /s/ Ralph Hamers ________________

Name:  Ralph Hamers

Title:    President of the Executive Board

By:     /s/ Kirt Gardner__________________

Name:  Kirt Gardner

Title:    Chief Financial Officer

By:     /s/ Christopher Castello____________

      Name: Christopher Castello

      Title:    Controller and Chief Accounting Officer

Date:  October 29, 2021